SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
October 6, 2006
SCOR
(Exact name of Registrant as specified in its chapter)
1, Avenue du Général de Gaulle
92074 Paris — La Défense Cedex, France
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐   No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): Not Applicable.

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: October 6, 2006

SCOR
(Registrant)
By:	/s/ MARCEL KAHN

Marcel Kahn,
Chief Financial Officer

“Safe Harbor” statement under the U.S. Private Securities Litigation Reform Act of 1995: Certain statements contained herein are forward-looking. These statements provide current expectations of future events based on certain assumptions and include any statement that does not directly relate to a historical fact or current fact. Forward-looking statements typically are identified by words or phrases such as “anticipate”, “assume”, “believe”, “continue”, “estimate”, “expect”, “foresee”, “intend”, “may increase” and “may fluctuate” and similar expressions or by future or conditional verbs such as “will”, “should”, “would” and “could.” These forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause SCOR’s actual results, performance, achievements or prospects to be materially different from any future results, performance, achievements or prospects expressed or implied by such statements. Such factors include, among others: the impact of future investments, acquisitions or dispositions, and any delays, unexpected costs or other issues experienced in connection with any such transaction; cyclicality of the reinsurance industry; changes in general economic conditions, particularly in our core markets; uncertainties in estimating reserves; the performance of financial markets; expected changes in our investment results as a result of the changed composition of our investment assets or changes in our investment policy; the frequency, severity and development of insured claim events; acts of terrorism and acts of war; mortality and morbidity experience; policy renewal and lapse rates; changes in rating agency policies or practices; the lowering or withdrawal of one or more of the financial strength or credit ratings of one or more of our subsidiaries; changes in levels of interest rates; political risks in the countries in which we operate or in which we insure risks; extraordinary events affecting our clients, such as bankruptcies and liquidations; risks associated with implementing our business strategies; changes in currency exchange rates; changes in laws and regulations, including changes in accounting standards and taxation requirements; and changes in competitive pressures.
These factors are not exhaustive. Additional information regarding risks and uncertainties is set forth in the current annual report of the company. We operate in a continually changing environment and new risks emerge continually. Readers are cautioned not to place undue reliance on forward-looking statements. We undertake no obligation to publicly revise or update any forward-looking statements, whether as a result of new information, future events or otherwise.
This document consists of an unofficial translation for information purposes only of the French language update (actualisation) of the reference document (document de référence) originally filed with the French financial markets authority (Autorité des marches financiers) on March 27, 2006 under number D.06-0159. While efforts have been made to ensure the accuracy of this translation, SCOR shall assume no liability for discrepancies between corresponding statements or other items in the original French language version and this unofficial translation. In the event of any discrepancy between this unofficial translation for information purposes only and the original French text, the original French text shall prevail.

Société anonyme with a share capital of €763,096,713
Corporate Headquarters: 1, avenue du Général de Gaulle, 92800 Puteaux
562 033 357 RCS Nanterre
UPDATE OF THE ANNUAL REPORT (DOCUMENT DE REFERENCE)
FILED WITH THE AUTORITE DES MARCHES FINANCIERS (AMF)
ON 27 MARCH 2006 UNDER NUMBER D.06-0159

This document (the “Update Document”) updates the annual report of SCOR filed with the Autorité des marches financiers (AMF) on 27 March 2006 under number D.06-0159 (the “Reference Document”). In this Update Document, the terms “Company” and “SCOR” refer only to the Company SCOR; the term “Group” refers to the Company and its consolidated subsidiaries.
1. PERSON RESPONSIBLE FOR THE UPDATE DOCUMENT
1.1. NAME AND POSITION OF THE PERSON RESPONSIBLE FOR THE UPDATE DOCUMENT
Mr. Denis Kessler, Chairman of the Board of Directors.
1.2. DECLARATION OF THE PERSON RESPONSIBLE FOR THE UPDATE DOCUMENT
“I declare that, having taken all reasonable care to ensure that such is the case, the information contained in this Update Document is, to the best of my knowledge, in accordance with the facts and contains no omission likely to affect its import.
I have obtained an audit completion letter from the statutory auditors, in which they indicate that they have verified the information concerning the financial situation and the accounts provided in this Update Document, and have read the entire Update Document.”
Denis Kessler
Chairman of the Board of Directors
1.3. PERSON RESPONSIBLE FOR THE FINANCIAL INFORMATION
Mr. Jim Root
Director for Investor Relations
SCOR
1, avenue du Général de Gaulle
92800 Puteaux
Telephone : +33 (0)1 46 98 72 32
Private investors: actionnaires@scor.com
Institutional investors and equity analysts: ir@scor.com
http://www.scor.com
2. ADDITIONAL INFORMATION
2.1. PERSONS RESPONSIBLE FOR AUDITING THE FINANCIAL STATEMENTS
2.1.1 Statutory auditors

Cabinet MAZARS & GUERARD	ERNST & YOUNG Audit
Represented by Lionel GOTLIB	Represented by Pierre PLANCHON
Le Vinci — 4, Allée de l’Arche	Tour Ernst and Young
92075 La Défense Cedex	11, Faubourg de l’Arche
92037 Paris la Défense Cedex

CRCC of Paris	CRCC of Versailles

2.1.2 Substitute auditors

Mr. Pascal PARANT	Mr. Dominique DURET-FERRARI
Cabinet MAZARS & GUERARD	ERNST & YOUNG Audit
Le Vinci – 4, Allée de l’Arche	Tour Ernst and Young
92075 La Défense Cedex	11, Faubourg de l’Arche
92037 Paris la Défense Cedex

CRCC of Paris	CRCC of Versailles
2.2. INFORMATION IN THE UPDATE DOCUMENT PROVIDED BY A THIRD PARTY
Some of the information reproduced in paragraphs 3.10.3.4, 3.11, and 3.11.4 of this Update Document is extracted from the annual report on the consolidated and audited financial statements for the 2005 fiscal year prepared in accordance with IFRS of Revios (as defined in paragraph 3.11 of this Update Document) and published on Revios’ website. This information has been accurately reproduced and, as far as the Company is aware and is able to ascertain from the information published by Revios, no facts have been omitted which would render the reproduced information inaccurate or misleading.
3. UPDATE OF THE INFORMATION CONCERNING THE COMPANY
3.1. 2006 RENEWALS
3.1.1 Recent developments in reinsurance markets
The reinsurance market is currently affected by the exceptional climatic events that took place in 2005, as well as by the tightening of the retrocession market. In addition, the trends observed on certain insurance markets over the past few years towards an increased retention by cedants, a higher level of recourse to non proportional reinsurance and consolidation through mergers and acquisitions, has been confirmed. This has resulted in a reduced volume of reinsurance on the most mature markets.
In this context, the Group has made efforts to:
(i)	regain shares on treaties already in its portfolio, benefiting from the long-term relationships it has with its clients as well as from the upgrade of its rating to “A-, stable outlook” by Standard & Poor’s;

(ii)	redevelop its client base by regaining approximately 120 cedants on 1 January 2006 and consolidate its relationships with existing clients by accepting new business, whilst developing the technical and financial innovation of its underwriting teams in the face of a more complex market, as well as their responsiveness in a market that only adjusted at the end of December; and

(iii)	benefit from the ALEA Europe renewal rights acquired on 10 December 2005, in accordance with its underwriting policy. These rights represented estimated gross premium income for SCOR of EUR 61 million at 1 January 2006.
For the 2006 renewals, the Group ensured that it maintained its underwriting policy centred on profitability and on the quality of business underwritten. The Group has refused to underwrite business that does not meet its underwriting criteria, choosing for example to suspend relations with approximately 39 of its Non-Life treaty clients as of 1 January 2006.
3.1.2 SCOR is making significant progress on all of the Non-Life reinsurance markets
The renewals at 1 January 2006 involved 80% of the Property & Casualty treaty portfolio, 30% of Large Corporate Accounts business and almost the entire Credit & Surety portfolio.

The amounts of estimated gross premium income in this paragraph 3.1.2 of this Update Document do not constitute written premiums forecasts for 2006 as the estimated gross premium income is issued progressively over the current and following years.
(a)	Estimated gross premium income in Property & Casualty Treaty and Credit & Surety treaties renewed at 1 January 2006 increased by 25% to EUR 1,041 million.
Property & Casualty Treaty and Credit & Surety Treaty development at 1 January 2006
(in EUR millions)

Renewable premiums for Property & Casualties Treaty and Credit & Surety at 1 January 2006	833
New business acquired / lost business regained *	+164	+19%
Increased shares / rates on existing treaties	+127	+15%
Cancellations / share reductions	-83	-10%
Estimated gross premium income for Property & Casualty Treaty and Credit & Surety at 1 January 2006	1,041	+25%

(*)	of which new clients: EUR 83 million
During these renewals, the rates observed across the various markets increased slightly and are currently at a satisfactory level.
(1) Non-Life Treaties in Europe
The renewals in Europe on 1 January 2006 involved 97% of the zone’s Non-Life treaties. In a satisfactory pricing environment, the Group recorded an increase of 26% for estimated gross premium income in Europe in 2006, compared to the renewable portfolio at such date, bringing the total to EUR 746 million.
The Group gained or regained many clients, including several lead underwriting positions. With its existing clients, it increased its shares and signed new contracts.
-	In France, the increase in estimated gross premium income in 2006 is estimated at +25% compared to the renewable portfolio at such date. The renewals enabled SCOR to regain its position as a major player on the market. The Group took up 36 lead underwriting positions and has benefited from the sharp rise in rates for non-proportional motor liability reinsurance.

-	In the United Kingdom, the increase in estimated gross premium income in 2006 is estimated at +47% compared to the renewable portfolio at such date. On this market, which is particularly sensitive to financial ratings, SCOR benefited from the upgrade of the Group’s rating by Standard & Poor’s in 2005.

-	In Spain and Portugal, the increase in estimated gross premium income in 2006 is estimated at +43% compared to the renewable portfolio at such date, notably due to the sharp increase in decennial coverage.

-	In Germany and Austria, the increase in estimated gross premium income in 2006 is estimated at +25% compared to the renewable portfolio at such date; the Group notably benefited from the contribution of part of the ALEA Europe portfolio.

-	In Italy, as in Eastern Europe, whose markets are amongst those most affected by the continued shift from proportional to non-proportional cover, by increased cedant retentions and by consolidations in insurance, the increase in estimated gross premium income in 2006 is estimated at 11% in Italy and 8% in Eastern Europe compared to the renewable portfolio at such date.

-	In the Northern Europe zone (i.e. Scandinavia and Benelux) the increase in estimated gross premium income in 2006 is estimated at +25% compared to the renewable portfolio at such date.
(2) Non-Life Treaties in North America
Renewals in North America at 1 January 2006 involved 62% of the zone’s Property & Casualty treaty portfolio. Estimated gross premium income was up by 19% compared to the renewable portfolio at such date, bringing the total to EUR 104 million in this zone. However contrasting developments were observed between the United States and Canada:
-	in the United States and Caribbean zone, the Group recorded an increase of 4% in estimated gross premium income compared to the renewable portfolio at such date. The Group continues to reduce its exposure in this zone and this increase results primarily from an increase in rates and regaining of clients.

-	in Canada, the Group recorded an increase of 33% in expected premiums compared to the renewable portfolio at such date, benefiting from its upgraded Standard & Poor’s rating and from an efficient commercial policy in a globally stable rate environment.
Renewals at 1 July 2006 represent approximately 12% of the portfolio of the zone. On 1 July 2006 estimated gross premium income was down by approximately 2% in this zone compared to the renewable portfolio at such date. As was the case on 1 January 2006, there were contrasts among the markets in the United States, Mexico/Caribbean and Canada:
-	in the United States, the Group recorded a decrease of approximately 20% in estimated gross premium income compared to the renewable portfolio at such date, due to the cancellation of treaties by ceding companies or by SCOR, as a consequence of the Group’s stricter underwriting policy;

-	in Mexico and the Caribbean, the Group recorded an increase of 13% in estimated gross premium income compared to the renewable portfolio at such date, due primarily to an increase in rates;

-	in Canada, the Group recorded an increase in estimated gross premium income of approximately 41% compared to the renewable portfolio at such date, benefiting again from its upgraded Standard & Poor’s rating. The Group has been able to increase its shares on existing contracts and to regain business lost in previous years.
(3) Non-Life Treaties in Asia
On Asian treaties up for renewal at 1 January 2006 (which is less than 30% of the zone’s portfolio), SCOR recorded an increase of 54% in estimated gross premium income compared to the renewable portfolio at such date, bringing the total to EUR 31 million (at constant exchange rates). At current exchange rates, there was a 74% increase in estimated gross premium income at 1 January 2006 compared to the renewable portfolio at such dates in these markets.
The Group regained shares and won new clients in Malaysia and China. The upgrade of the Group’s rating by Standard & Poor’s enabled SCOR to recommence its activity in Australia.
Non-Life reinsurance treaties in Japan and Korea, which represent 75% of the zone’s business, were renewed on 1 April 2006.
In Japan, estimated gross premium income reached Yen 7 billion, up 6% compared to the renewable portfolio at such date (EUR 49 million at the 31 March 2006 exchange rate). At current exchange rates, estimated gross premium income increased by 7% compared to the renewable portfolio at such date. “Wind” risk pricing in Japan increased by 5% to 10% compared to 2005 depending on programmes. SCOR’s market share is increasing regularly on this market, benefiting from the in-depth, long-term relationships it has with its Japanese clients.
In Korea, estimated gross premium income reached WON 30 billion, up 4% compared to the renewable portfolio at such date (EUR 26 million at the 31 March 2006 exchange rate). At current exchange rates,

estimated gross premium income is up by 22% compared to the renewable portfolio at such date. In a context of low loss experience, rates have decreased slightly.
In India, estimated gross premium income reached INR 968 million, up 91% compared to the renewable portfolio at such date (EUR 18 million at the 31 March 2006 exchange rate). At current exchange rates, estimated gross premium income is up by 113% compared to the renewable portfolio at such date. SCOR opened a representative office in 2005 in Mumbai and is continuing to expand in this rapidly growing market. Rates are increasing in India and SCOR has taken positions with expanding private sector insurance clients.
Overall, estimated gross premium income for Non-Life treaties in the Asia-Pacific / India zone have reached EUR 124 million in 2006, up 23% compared to 2005.
The Asia-Pacific zone represents a strategic development zone for the Group, and the Non-Life reinsurance treaty renewals on both 1 January and 1 April 2006 demonstrate the expansion of SCOR’s client base across all of these markets, in line with the Group’s strategy.
At the same time, SCOR has recorded growth in its activities in Large Corporate Accounts and Life reinsurance in Asia.
(4) Non-Life Treaties in the rest of the world
The rest of the world zone includes the Middle East, Africa and South America. With regard to treaties in this zone up for renewal at 1 January 2006 (i.e. 65% of the zone’s portfolio), SCOR recorded an increase of 12% in estimated gross premium income compared to the renewable portfolio on such date, bringing the total to EUR 96 million.
(5) Credit & Surety Business
Renewals of Credit & Surety treaties at 1 January 2006 involved almost the entire portfolio. Estimated gross premium income was up approximately 35% to EUR 63 million compared to the renewable portfolio on such date. The upgrade of the Group’s rating by Standard & Poor’s and the strategic choice of business development in this field have enabled SCOR to retake its place as a primary player. Over half of this increase consisted of new business.
(6) Overall assessment of the renewals of Property & Casualty Treaties and Credit & Surety
These renewals at 1 January 2006, 1 April 2006, and 1 July 2006, along with the renewals estimated for the rest of the year, mean that Property & Casualty Treaties and Credit & Surety can anticipate an estimated gross premium income volume of approximately EUR 1,250 million for 2006.
(b)	Large Corporate Accounts
Renewals for facultative cover in this sector are carried out throughout the year without any particular periodicity.
At the end of 2005, 30% of the portfolio was up for renewal, for which estimated gross premium income volume increased by 45% to EUR 91 million.
This significant increase is due first to improved access to business, following the upgrade of the Group’s rating by Standard & Poor’s. It is also the consequence of an increased rigidity in insurance and/or reinsurance conditions in certain market sectors where SCOR has a strong presence, such as the Energy risks sector.

Development of Large Corporate Accounts business at 1 January 2006
(in EUR millions)

Renewable premiums for Large Corporate Accounts at 1 January 2006	62.5
New business acquired / lost business regained	+30.1	+48%
Increased shares / rates on existing business	+9.1	+14.5%
Cancellations / share reductions	-10.9	-17.4%
Estimated gross premium income for Large Corporate Accounts at 1 January 2006	90.8	+45%
These renewals at the end of 2005 and the renewals estimated for the rest of this year mean that Large Corporate Accounts can anticipate estimated gross premium income of around EUR 350 million for 2006.
3.2. 2006 CLAIMS
SCOR is not aware of any claims for events of a catastrophic nature1 since the beginning of 2006.
The Group is nevertheless very closely following the development of claims registered with regard to the major climatic events that took place in the second half of 2005. SCOR is in particular following the claims on a case by case basis, and the limited increase since the beginning of 2006 has not caused us to change the total reserves for these events.
3.3. 2006 COMMUTATIONS
The Group is actively pursuing its commutations policy, notably in the United States and as part of the run-off of its Bermudan subsidiary, CRP. The commutations that have been made since the beginning of the year are for amounts that are considerably less significant than those made with respect to communications in 2005 and have had no significant impact on gross technical reserves.
3.4. RETROCESSIONS
Following the hurricanes of 2005, the cost of coverage in retrocession as well as the requirements of the retrocessionaires regarding risk information showed a marked increase. In this context, the Group conducted an in-depth examination of its risks and its retrocession plan.
Regarding acceptances, particular emphasis was given to the renewal of the facultatives portfolio in the United States and the limitation of the Group’s exposure to risks related to the effects of wind and floods in that region.
Taking into account the changes in the CatNat simulation model after the events of 2005, the Group strengthened its coverage policy for storms in Europe. While retention was adapted on a global scale to take the rapid increase of coverage expenses into account, SCOR was able to purchase underlying protection for non-major risks and areas (Whole World except Wind Europe, Floods UK, Risks US and Japan).
Overall, the projected retrocession programme could be carried out in a much more difficult and expensive retrocession market. The costs of this coverage increased sharply when compared to the previous year.

[1]	SCOR defines an event of catastrophic nature as an event that involves several risks and causes losses (before tax) net of retrocession of at least EUR 10 million.

3.5. REINFORCEMENT IN AGRICULTURAL RISK BUSINESS
To keep up with the changing risks and coverage needs linked to modern agriculture, SCOR is developing its agricultural risk reinsurance business throughout the world. As part of this development, SCOR has reinforced its agricultural risk underwriting teams.
SCOR welcomes this new development, which is fully in line with its strategy of enhancing its skills and capacities in the speciality lines known and understood by the Group.
Mr René Kunz, Mrs Yvonne Buschor, Mr Heiko Joergens, Mr Dominique Mercante, Mr Michael Rüegger, Mrs Irene Uhr-Armaos and Mrs Sari-Maija Walder-Valtanen, all previously at GE Frankona Re, join SCOR as from 1 September 2006. Based in Switzerland, this team will be part of SCOR Global P&C, SCOR’s operating subsidiary combining the Group’s Non-Life European reinsurance businesses.
3.6. STRUCTURAL REORGANIZATION
SCOR is implementing a number of major Group reorganization and structural projects.
-	In connection with project New SCOR announced in June 2005, SCOR has contributed all of its Non-Life reinsurance activities in Europe, comprising Property & Casualty Treaty (including Credit & Surety and Political Risks), Large Corporate Accounts and Construction reinsurance, to a wholly-owned subsidiary of SCOR registered in France called SCOR Global P&C (formerly Société Putéolienne de Participations). Such contribution was approved by the shareholders’ meeting held on 16 May 2006 and is retroactively effective as of 1 January 2006.

-	This reorganization represents an important step in the strategy of SCOR and has been carried out with a view to simplifying the legal structure of the Group by streamlining the Group into two subsidiaries dedicated to Life reinsurance and Non-Life reinsurance business, respectively. SCOR will continue to hold the shares of the US, Canadian and Asian Non-Life reinsurance subsidiaries which will report to SCOR Global P&C as far as their operations are concerned. SCOR remains the retrocessionaire of its Life and Non-Life subsidiaries, and will be responsible for the allocation of capital and resources within the Group, based on the underwriting needs and the determined capacities of each entity of the Group. Its real estate investment activities excepted, the Group is now, prior to the planned acquisition of Revios, structured as described in the organisation chart below:

Chart 1: Organizational chart of the group and its principle subsidiaries at 31 August 2006.

-	In the context of the second phase of Project New SCOR, SCOR announced on 4 July 2006 the transformation of SCOR and SCOR VIE into a Societas Europaea and the creation of a Societas Europaea at the level of SCOR Global P&C (by way of merger pursuant to which SCOR Global P&C would absorb SCOR Deutschland and SCOR Italia). SCOR will thus become the first French listed company to adopt the status of Societas Europaea. After the completion of the merger, SCOR Global P&C SE will carry out its business in Germany and in Italy via branch offices which are in the process of being created. SCOR Global P&C will thus become the first company in France to adopt the status of Societas Europaea through the absorption of its German and Italian subsidiaries. It will also become the first company in Europe to complete a tripartite transaction of this kind involving three different jurisdictions.

On 5 September 2006, as part of the signature of an amendment to the purchase agreement concluded on 5 July 2006 with GLOBALE, according to which SCOR VIE would acquire Revios (for additional information regarding this proposed acquisition, see paragraph 3.11 of this Update Document), the Group studied the possibility of forming the Societas Europaea at the level of SCOR VIE by means of a merger rather than a conversion.

The new bylaws of the three companies will come into effect once the extraordinary general meetings of each company have given their approval, and once each company has been registered as a Societas Europaea with the Nanterre Commercial and Companies Registry.

Societas Europaea status will in particular enable the SCOR group to strengthen its multinational and European identity, to facilitate its acquisition transactions in Europe, to improve its financial flexibility and also to increase its flexibility with regard to capital allocation. The Group is demonstrating its desire to be a company with European roots and global reach.

The proposal to transform SCOR into a Societas Europaea was filed on 5 July 2006 with the clerk of the Commercial Court of Nanterre. The transformation of SCOR into a Societas Europaea in accordance with the provisions of Articles 1 § 1, 2 § 4 and 37 of Council Regulation (EC) No. 2157/2001 of 8 October 2001 on the Statute for a European company (“SE Regulation”) and Article L. 225-245-1 of the French Commercial Code, will lead to neither the dissolution of SCOR nor the creation of a new legal entity. The decision to transform SCOR into a Societas Europaea should be made at the SCOR general shareholders’ meeting, which is scheduled to take place during the first half of 2007. SCOR should then be registered in the Nanterre Commercial and Companies Registry as SCOR SE (“SCOR SE”) and be organised as a European corporation.

The transformation will in no way affect the rights of SCOR shareholders and bondholders, who will automatically become SCOR SE shareholders and bondholders without any action on their part being required. They will remain shareholders and bondholders with the same rights that they had prior to the final conclusion of the transformation. As a result, the liability of each SCOR SE shareholder will be limited to the amount of capital to which he or she subscribed prior to the final conclusion of the transformation.

The transformation will theoretically have no impact in and of itself on the value of SCOR shares. The number of shares issued by SCOR will not be changed simply because of the transformation, and SCOR shares will continue to be admitted for trading on the Eurolist market of Euronext Paris S.A., on the New York Stock Exchange as American Depositary Shares (ADS), and over-the-counter on the Frankfurt Stock Exchange.
-	On 18 July 2006, the Group announced that it had consolidated its real estate investments into the real estate company SCOR Auber, a wholly-owned subsidiary of SCOR. This consolidation will enable these investments to be more dynamically managed, simplify the structures of the Group’s asset management and reduce the management expenses related to the investments. SCOR Auber currently holds a portfolio of 16 commercial real estate holdings in the Ile-de-France region with a market value of around EUR 330 million, i.e. 3.6% of SCOR investments at 30 June 2006.

-	Finally, on 8 September 2006, the Group announced the launch of the modification of its American Non-Life reinsurance structures. For additional information in this regard, see paragraph 3.16 of this Update Document.
3.7. IMPROVEMENT OF INTERNAL CONTROL
The Group is continuing its efforts to improve the control of its business:
-	The Chief Risk Officer has developed and updated the underwriting rules and allocated the underwriting capacity in accordance with the rules defined by the recently instituted “Catastrophe Committee,” in accordance with the Group’s annual underwriting policy.

-	The Group is continuing to conform its internal procedures to the provisions of the new rating agencies requirements for enterprise risk management, as well as the new obligations following the transposition in France and Europe of Directive No. 2005/68/EC of the European Parliament and the Council (the “Reinsurance Directive”).

-	In order to meet the Reinsurance Directive rules, as well as those from the European Union Commission’s “Solvency II” project, SCOR has acquired one of the best solvency modelling tools on the market (Dynamic Financial Analysis).

-	The annual underwriting plan is now monitored in the quarterly reporting structures, which should enable the Group to improve the underwriting control management charts over the next few months.

-	The Group is implementing the “Matrix” Non-Life treaties pricing project of non-life treaties, which constitutes a major element in the unification and monitoring of the underwriting, risk selection and pricing policy.

-	The Group has decided to invest in the upgrade of the accounting tools used to consolidate its accounts, and has begun a project to this effect.

-	Finally, in view of the development of its structures in Europe, SCOR is developing an electronic document management system for all of its Non-Life business.
3.8. CHANGES TO THE COMPOSITION OF THE SCOR BOARD OF DIRECTORS
As a result of (i) the death of Mr. Yvon Lamontagne on 20 March 2006 and (ii) the completion of the term of Mrs. Michèle Aronvald, the director representing employees, following the combined general shareholder’s meeting of 16 May 2006 and the deletion from the Company’s bylaws of the provisions relating to directors representing employees, in accordance with the 16th resolution of the combined shareholders’ meeting of 16 May 2006, the Company’s Board of Directors, as of the date hereof, is comprised of the following 14 directors (compared to 16 mentioned in the Reference Document):
- Chairman: Denis Kessler;
- Directors: Carlo Acutis, Antonio Borges, Allan Chapin, Daniel Havis, Daniel Lebègue Helman le Pas de Sécheval, André Lévy-Lang, Herbert Schimetschek, Jean-Claude Seys, Jean Simmonet, Claude Tendil, Daniel Valot;
- Non-voting director: Georges Chodron de Courcel.
3.9. SCOR VIE EUROPEAN EMBEDDED VALUE AS AT 31 DECEMBER 2005: EUR 693 MILLION, UP 12%
SCOR VIE has arranged for B&W Deloitte to review its calculation of the Embedded Value at 31 December 2005. This indicator has been calculated in accordance with the CFO Forum2 principles, thereby constituting a European Embedded Value (“EEV”) of SCOR VIE.
SCOR VIE’s Embedded Value was EUR 693 million at 31 December 2005, up 12% compared to 31 December 2004. This confirms the solidity and dynamism of SCOR VIE’s portfolio.
Summary of results:
Consolidated Embedded Value
(in EUR millions)

	SCOR VIE	SCOR VIE
	31 Dec. 2004	31 Dec. 2005
Adjusted Net Asset Value (after tax)	266.9	309.6
Value of portfolio before cost of locking-in (after tax)	432.8	481.6
Cost of locking-in the solvency margin (after tax)	(80.8)	(96.4)
Value of portfolio after cost of locking-in (after tax)	352.0	385.2
Consolidated Embedded Value (after tax) before cost of Options and Financial Guarantees	618.9	694.8
Cost of Financial Options and Guarantees (after tax)	—	(2.0)
Consolidated European Embedded Value (after tax)	—	692.8
3.9.1 European Embedded Value – Methodology
The European Embedded Value is the sum of the four following elements:
-	Adjusted Net Asset Value

-	Value of portfolio of treaties in force

[2]	The CFO Forum is a working group of Chief Financial Officers from large European insurance companies which established in May 2004 a set of 12 principles with the objective of standardizing published Embedded Values in order to make them more comparable.

-	Cost of locking-in the solvency margin

-	Cost of Financial Options and Guarantees
(a)	Adjusted Net Asset Value

The Net Asset Value is calculated on the basis of the company’s net equity, making adjustments to take into account the differences between the market value and the book value. These adjustments consist of:
-	removing the intangible assets,

-	removing the book value of shareholdings in the subsidiaries and replacing it with the adjusted Net Asset Value of these subsidiaries, and

-	adding the portion of unrealised capital gains attributable to shareholders which have not been taken into account in the value of the portfolio.
(b)	Value of portfolio of treaties in force

This is calculated by projecting future profits from treaties in force at the valuation date, using reasonable assumptions as to the future development of factors that will impact profitability. These profits are then discounted to the valuation date. The discount rate is defined using a top-down approach, and using the CAPM (“Capital Asset Pricing Model”) formula.

The future results used in the evaluation model are based on the portfolio of treaties in force at the valuation date, excluding from the projections:
-	new policies underwritten after this valuation date and reinsured under in force treaties, and

-	new treaties underwritten by the company in the future.
The management expenses have been calculated as a percentage of premiums and/or technical reserves. The percentage is assumed to be stable throughout the projected period.
Future financial returns are calculated on the basis of the asset allocation of each entity as at 31 December 2005, using return on capital assumptions for each asset based on market returns as at 31 December 2005. Except for the SCOR Life Re and the SCOR VIE Montréal portfolios that have a dedicated bond portfolio (assuming that the bonds are held until maturity), returns on fixed rate assets do not include capital gains or losses at the valuation date and therefore remain constant for the projection period.
(c)	Cost of locking-in the solvency margin

SCOR VIE’s activity requires it to hold net assets in each entity at least equal to the minimum required solvency margin, which must bear interest. The Reinsurance Directive regarding solvency regulations for reinsurers, which was approved by the European authorities in 2005, has not yet been transposed into national legislation, notably in France. The terms of this directive have therefore not been used to calculate the cost of locking-in. The sensitivity calculations set out below assess the potential impact of this directive.

The capital amounts used to calculate the EEV at 31 December 2005 are:

-	For Europe, the minimum solvency margin in force for direct insurers as set out in the regulations.

-	For US-based subsidiaries, 200% of the Risk-Based Capital defined by the NAIC.
The difference between the rate of return after tax earned on assets covering the solvency margin and the return expected by shareholders (discount rate) leads to a locking-in cost of the solvency margin, which is valued in these calculations.
The method used to calculate the locking-in cost is conservative:
-	The future return on blocked net equity backing the solvency margin does not include unrealised capital gains at the valuation date. This rate of return is the same as the one used in the projections to calculate the value of business in the portfolio.

-	The solvency margin is 100% financed by “hard” capital. No intangible asset (DAC or VOBA), or future value of profits backing the solvency margin, which would reduce the cost of locking-in capital, has been taken into account. The cost of locking-in the solvency margin is not reduced by using financial leverage such as subordinated debt.
(d)	Cost of Financial Options and Guarantees

Principle 7 of the CFO Forum stipulates that a valuation of the cost of Financial Options and Guarantees must be conducted. SCOR VIE has reviewed its portfolio in order to identify the Financial Options and Guarantees present in its treaties.

No material financial option or guarantee within the scope of the principles of the CFO Forum has been identified in the portfolios recorded for SCOR VIE and its branches (Europe, Canada and Asia).

Conversely, Financial Options and Guarantees were identified and taken into account in the SCOR Life Re (USA) portfolio, essentially on Annuities (“accumulation” savings products with the option convert to annuities) and to a lesser extent on Universal Life contracts. The following Financial Options and Guarantees were identified:
-	guaranteed rates or return guarantees on share indices,

-	guaranteed minimum benefits in the event of death,

-	buy back options, and

-	options to convert to annuities.
The Financial Options and Guarantees on Annuities contracts (excluding conversion options) were taken into account using a stochastic simulation of neutral-risk economic scenarios, with regard to the yield curve of the US market and the S&P500 stock market index. The time value of these options and guarantees was calculated based on the difference between:
-	the average portfolio value resulting from the projections made on the basis the various scenarios used,

-	and a portfolio value resulting from the projections calculated on the basis of an average scenario (“intrinsic” value).

This time value therefore represents the risk of financial deviation in relation to the average scenario.
The value of the options to convert to annuities was estimated using a closed formula based on the same rate model as that used for stochastic simulations.
The reserves of the Universal Life portfolio represent a relatively small amount compared to the reserves of the Fixed Deferred Annuities portfolio. Universal Life contracts, however, have a similar type of risk to Fixed Deferred Annuities. Therefore the value of the options on the Universal Life portfolio has been calculated using the same proportion of the reserves, as used for the Fixed Deferred Annuities portfolio.
3.9.2 Analysis of Added Value
The variation in Embedded Value excluding the cost of Financial Options and Guarantees, between 31 December 2004 and 31 December 2005, is analysed in the following table:
In EUR millions

a Embedded Value at 31 December 2004 (before tax and dividend)	857.6
b Payment of dividend and tax on 2004 income	(25.4)
c Change in value due to the operating activity of SCOR VIE (before tax)	92.3
d Change in value due to the changes in the economic environment (before tax)	(5.4)
e Embedded Value at 31 December 2005 – constant exchange rates (before tax) e =a+b+c+d	919.1
f Impact of exchange rates (before tax)	54.5
g Embedded Value at 31 December 2005 – current exchange rates (before tax) =e+f	973.6
h Tax	(278.8)
k Embedded Value at 31 December 2005 – current exchange rates (after tax) =g+h	694.8
(a) Change in value due to SCOR VIE operating activity
In EUR millions (before tax)

Expected return from unwinding of discount rate	67.0
Experience deviation during current year	(2.1)
Change in non-economic assumptions	(9.7)
Value of new production	37.1
Change in value due to SCOR VIE’s operating activity (before tax)	92.3
The expected return from unwinding of discount rates to the expected return on Embedded Value calculated in accordance with the economic assumptions applicable at 31 December 2004.
The experienced deviation during the current year reflects on the one hand the difference between the elements projected for the year 2005 in the Embedded Value at 31 December

2004 and the actual experience registered at 31 December 2005 closing, and on the other hand the difference for 2004 and previous accounting year estimates between the two closings. The overall deviation shown in the table, which is close to zero, is due to offsetting positive and negative differences between the actual technical results and the technical results projected for 2005 at 31 December 2004.
The changes in non-economic assumptions reflect the impact of changes in the technical parameters (such as loss ratios, lapse ratios, expenses and so on) used in the projections. An overall negative effect was recorded, mainly due to modelling improvements and adjustments to the projection parameters of the Traditional Life portfolio underwritten by SCOR Life Re, made in accordance with principle 9 of the CFO Forum.
The value of new business in 2005, which includes acquisition costs, includes the value of new treaties underwritten during 2005, calculated at the underwriting date, and the value of new business on treaties in force, calculated at the date of entry into the portfolio, corresponding to the value generated by the 2005 production of ceding companies, reinsured with treaties underwritten before 31 December 2004.
The total value of new business is up by +8.5% compared to 2004.
(b) Changes in value due to changes in the economic environment
The table below sets out the changes in value due to changes in the economic environment:
in EUR millions

Experience in deviation during current year	(5.9)
Changes in economic assumptions	0.5
Changes in the economic environment (before tax)	(5.4)
The experience deviation during the current year corresponds to the difference between the returns actually recorded during the year and the returns expected for 2005 according to the economic assumptions used in the projections made at 31 December 2004.
This negative value is mainly due to falling interest rates in Europe between 31 December 2004 and 31 December 2005.
The changes in economic assumptions correspond to the change in value arising from changes, from the previous year, in the economic assumptions (such as discount rate, interest rate on deposits and rate of return on other financial assets) used in projections for the coming years. The increased discount rate in the US and Canada has been offset by reduced letter of credit costs (thanks in particular to SCOR’s improved Insurer Financial Strength Rating) and a decreased discount rate in the Euro zone.
(c) Impact of exchange rates
The evolution of exchange rates in 2005 has had a positive impact of EUR 54.5 million, mainly due to the appreciation of the US Dollar against the Euro.

(d) Value of Financial Options and Guarantees
At 31 December 2005, in the United States, almost the entire cost of the options was linked to equity risk on Equity Index Annuities.
Assumptions
The choice of non-economic assumptions is based on internal experience analyses carried out by SCOR VIE teams and on their knowledge of the different markets. In particular, claims assumptions are mostly based on the portfolio experience of each of SCOR’s operating entities.
The tax charge modelled reflects current regulations as at the valuation date. The discount rate is determined in accordance with the CAPM formula. It is equal to the risk-free rate plus a risk premium of 350 basis points multiplied by a beta coefficient. The beta coefficient represents the market correlation of reinsurance values with the financial markets. This coefficient was estimated over a period of two years based on a sample of 7 international reinsurers. This approach is consistent with principle No. 10 of the CFO Forum.
The economic assumptions for these projections are as follows:

		United
	Euro Zone	States	Canada
Discount rate	7.08%	8.17%	7.76%
Risk-free rate	3.30%	4.39%	3.98%
Return on fixed-interest assets	3.50%	4.69%	4.28%
Return on shares	6.80%	7.89%	7.48%
Return on cash	2.42%	4.37%	3.25%
Net return rate used for projections[3]	3.80%	4.66%	3.94%
General Comments on the assumptions:
As with all reinsurance groups, the data available to SCOR VIE are less detailed than that generally available to ceding companies.
Furthermore, certain items of accounting information are sometimes only available with a substantial delay and thus cannot be reflected in the Embedded Value calculations on a timescale consistent with the timing of the release of the financial results. In this case, estimates have been based on the experience of the portfolio.
Therefore, as for all reinsurers, the result is greater uncertainty regarding the Embedded Value published by direct writers, both at the level of Embedded Value itself as well as the components constituting created value from year to year.

[3]	Not including the SCOR Life Re and the SCOR Vie Montréal portfolios, for which the projected returns are calculated on the assumption that the dedicated bond portfolio is held to maturity.

3.9.3 Sensitivity Analysis
The following table shows the sensitivity of the value of the portfolio of treaties to changes in different assumptions.
In EUR millions

Value of portfolio as at 31 December 2005 (after tax)	385.2
Discount rate – 100 bp	47.0
Discount rate + 100 bp	(42.3)
Claims – 5%	115.0
Expenses – 10%	7.9
Lapses + 10%	(10.9)
Lapses – 10%	12.9
Interest rates – 100 bp4	(43.3)
Share risk premium + 100 bp	1.9
Solvency margin + 10%	(9.6)
Estimated impact of the European directive on the reinsurance solvency margin	13.1
3.9.4 External opinion (B&W Deloitte)
B&W Deloitte, Actuarial Consultants, have reviewed the European Embedded Value of SCOR VIE at 31 December 2005, which has been calculated internally in accordance with principles of the CFO Forum and under the guidelines and responsibility of the management of SCOR VIE. The review covered the methodology used, the assumptions and the calculations.
The review was conducted in accordance with normal actuarial practice and processes. In particular, B&W Deloitte have relied on and not sought to verify exhaustively the data provided by SCOR VIE. This data included information contained in the SCOR VIE’s financial statements.
In the light of the above remarks, B&W Deloitte consider that the methodology is appropriate, that the Company’s assumptions are together reasonable and consistent, and that the European Embedded Value results have been properly compiled on the basis of the methodology and assumptions chosen by SCOR VIE’s management, as well as the principles of the CFO Forum.
The calculation of Embedded Values is based on numerous assumptions with respect to economic conditions, operating conditions, taxes and other matters, most of which are beyond the Company’s control. Although the assumptions used are estimates, which the Company and B&W Deloitte believe are reasonable, deviations may occur between projected assumptions and actual experiences in the future. Such deviations may materially impact the value calculated.

[4]	This decrease is combined with a decrease of 100 bp in the interest rate on deposits and an equivalent decrease in the discount rate.

3.10. FINANCIAL INFORMATION AT 30 JUNE 2006
3.10.1 Selected financial information at 30 June 2006

	IFRS						French GAAP
In EUR millions	30 June 06	30 June 05		2005		2004	2004	2003

Gross written premiums	1,372	1,184		2,407		2,561	2,528	3,691
Gross earned premiums	1,275	1,151	[5]	2,429	[6]	2,728	2,684	4,031
Current operating result	188	140		242		199	185	(142)
Group net result after tax	102	72		131		75	69	(314)

Investments	7,466	8,050		7,974	[7]	8,211	8,093	7,415
Cash and cash equivalent	1,736	1,612		1,667		1,826	1,799	1,826

Net technical reserves and liabilities relating to financial contracts	8,642	8,818		8,758	[8]	9,020	9,076	9,943
Loans and debts	851	927		954		1,342	1,083	836
Group shareholders’ equity	1,672	1,705		1,719		1,335	1,324	619

In EUR
Number of SCOR equity shares in circulation at 31/12	968,769,070	819,269,070		968,769,070		819,269,070	819,269,070	136,544,845
Earnings per share	0.11	0.09		0.15		0.09	0.08	(2.31)
Diluted earnings per share	0.10	0.08		0.14		0.09	0.08	(2.31)
Net asset value per share	1.75	1.77		1.79		1.65	1.63	4.55
Diluted net asset value per share	1.73	1.78		1.78		1.63	1.62	4.55
Share price at the end of period	1.71	1.66		1.82		1.39	1.39	1.31

3.10.2 First half 2006: SCOR records a net income of EUR 102 million, up 42%
The Board of Directors’, meeting of 29 August 2006, chaired by Denis Kessler, approved SCOR’s 2006 half-year accounts. These accounts are presented excluding any impact from

[5]	The Group financial report at 30 June 2005 recorded gross earned premiums of EUR 1,130 million at 30 June 2005. The difference is due to the reclassification of reserves for unrealized claims (in decennial civil liability insurance outside of France) from premium reserves to claim reserves. See note 1 – Accounting standards applied in the notes to the consolidated financial statements prepared under IFRS for the Group at 30 June 2006 in paragraph 3.10.3.5 of this Update Document.

[6]	The Reference Document and the Group financial report at 30 June 2006 showed gross earned premiums of EUR 2,387 million at 31 December 2005. The difference is due to the reclassification of reserves for unrealized claims (in decennial civil liability insurance outside France) from premium reserves to claims reserves. See Note 1 – Accounting principles applied in the notes to the consolidated financial statements prepared under IFRS for the Group at 30 June 2006 in paragraph 3.10.3.5 of this Update Document.

[7]	The Reference Document showed investments of EUR 8,082 million at 31 December 2005. The difference is due to a reclassification involving reinsurance deposits on financial contracts. See note 1 – Accounting standards applied in the notes to the consolidated financial statements prepared under IFRS for the Group at 30 June 2006 in paragraph 3.10.3.5 of this Update Document.

[8]	The Reference Document showed net technical reserves and liabilities relating to financial contracts of EUR 8,858 million at 31 December 2005. The difference is due to a reclassification involving reinsurance deposits on financial contracts. See note 1 – Accounting standards applied in the notes to the consolidated financial statements prepared under IFRS for the Group at 30 June 2006 in paragraph 3.10.3.5 of this Update Document.

the contemplated acquisition of Revios, announced on 5 July 2006 (for additional information on this contemplated acquisition, see paragraph 3.11 of this Update Document).
3.10.2.1 Sharp increase in business and income of the Group is confirmed
In the first half of 2006, the Group’s global revenues (Life and Non-Life), expressed in terms of gross written premiums, amounted to EUR 1,372 million, up 16% compared to the first half of 2005. This increase is due on the one hand to strong growth in Property & Casualty Treaty business (+26%) and Large Corporate Accounts (+24%) as far as damage and liability reinsurance is concerned, and on the other hand to the stability of Life reinsurance business.
Operating income for the first half of 2006 stood at EUR 188 million, up 34% compared to the first half of 2005. This is distributed between a Non-Life operating income of EUR 153 million and a Life operating income of EUR 35 million.
Net income after tax in the first half of 2006 was EUR 102 million, up 42% compared to the first half of 2005.
Shareholders’ equity of the Group at 30 June 2006 was EUR 1,672 million, recording a slight decrease of 2.7%, or EUR 47 million, compared to 31 December 2005. This is principally due to the following factors:
- the payment of a EUR 48 million dividend for 2005 on 19 May 2006;
- a net income of EUR 102 million for the 2006 first half;
- a negative translation differential for the Euro value of the shareholders’ equity of our mainly North American subsidiaries in the amount of EUR 34 million due to the depreciation of the US Dollar;
- the variation in unrealised capital gains and losses on available for sale (AFS) securities, net of shadow accounting and deferred taxes in the amount of EUR –49 million;
- the purchase of shares for the Group’s own account in the amount of EUR –18 million, to cover the share award plans.
Permanent capital, which includes the Group’s shareholders’ equity and long-term debts, amounted to EUR 2,392 million.
The Group’s total cash-flow (defined as the sum of operating, financing and investment cash flows) was positive for the first half of 2006, amounting to EUR 69 million.
Net liabilities relating to contracts, which include technical reserves on insurance contracts as well as liabilities linked to financial contracts net of retrocessions, reached EUR 8,642 million at 30 June 2006, compared to EUR 8,758 million at 31 December 20059. This slight apparent decrease is due to a translation differential. At constant exchange rates, net liabilities relating to contracts are up by 1.9%.
Group general expenses stood at EUR 105 million. Relative to premiums, the Group’s cost ratio has improved, standing at 7.7% in the first half of 2006 compared to 8.7% in the first half of 2005.

[9]	The Reference Document mentioned an amount of net liabilities relating to treaties as EUR 8,858 million at 31 December 2005. The difference is due to the reclassification of reinsurance deposits on financial contracts.

3.10.2.2 Results by line of business
In Non-Life reinsurance (Property & Casualty Treaties and Large Corporate Accounts), premium income reached EUR 844 million in the first half of 2006, up by 28% compared to the first half of 2005.
The dynamic observed during the Non-Life treaty renewals in Europe at 1 January 2006 (representing 97% of the zone’s Non-Life portfolio) where expected premiums were up by 25% compared to the renewable portfolio at such date, continued with respect to the Non-Life treaty renewals on 1 April 2006 (Asian and Indian markets), with an increase of 23% in the expected premiums compared to the renewable portfolio at such date, and with respect to the Non-Life treaty renewals on 1 July 2006 (mainly the Middle East) with an increase of 21% in the expected premiums compared to the renewable portfolio at such date. For more information on renewals in Non-Life treaties, see paragraph 3.1 of this Update Document.
Large Corporate Accounts (based on gross premiums written) was up by 24% in the first half of 2006 compared to the first half of 2005.
In total, Non-Life business in Europe was up by 34% in the first half of 2006 compared to the first half of 2005 with gross written premiums of EUR 502 million. In Asia and the rest of the world, gross written premiums reached EUR 225 million (+ 14% compared to the first half of 2005). In North America, gross written premiums rose to EUR 117 million (+ 38 % compared to the first half of 2005).
The combined ratio 10 for Non-Life reinsurance business stood at 98.2% (including CRP) in the first half of 2006, compared to 99.7% (including CRP) for the first half of 2005. Excluding CRP, a subsidiary in run-off, the combined ratio amounted to 97.7% in the first half of 2006 compared to 97.2% in the first half of 2005.
This ratio records the increase in retrocession costs (net of losses, commissions and reinstatement premiums). For the first half of 2006, the net cost of retrocession was 5.8 Combined Ratio Points, compared to 2.1 Combined Ratio Points for the same period in 2005.
Gross written premiums in Life reinsurance reached EUR 528 million in the first half of 2006, and are stable compared to the first half of 2005.
The increase in SCOR VIE gross written premiums in the first half of 2006 is in line with the 5% increase that was announced on 28 February 2006 in the volume of Life reinsurance expected premiums at 1 January 2006, which represent around 50% of the SCOR Life reinsurance portfolio, in which items are underwritten throughout the year. Life reinsurance business is thus expanding in Europe, Canada and Asia.
In the United States, a market where the ratings of the agency A.M. Best exercise considerable influence on market activity, business remains affected by the Group’s rating level.
Life reinsurance operating income reached EUR 35 million for the first half of 2006, compared to EUR 28 million for the first half of 2005, representing an increase of 25%.

10 The combined ratio is equal to the sum of claims, earned commissions, and general expenses, divided by the earned premiums over the period under consideration, net of retrocession.

3.10.2.3 Active investment management has led to an increase in the contribution made by investment income in a more volatile financial market environment
Investment income for the first half of 2006 stood at EUR 239 million, compared to EUR 214 million in the first half of 200511, representing an increase of 12%.
In the first half of 2006, investment income before financial management fees can be broken down as follows: EUR 173 million in investment income (up 9% compared to the first half of 2005), EUR 22 million in changes in fair value by income (compared to EUR 29 million in the first half of 2005) and EUR 47 million in capital gains from disposals net of writedowns (compared to EUR 18 million in the first half of 2005). This investment result includes a slight foreign exchange loss of EUR 3 million.
At 30 June 2006, investments amounted to EUR 9,199 million, compared to EUR 9,635 million at 31 December 2005. Investments at 30 June 2006 were distributed as follows: bonds (54%), cash and equivalents (19%), loans and receivables (14%), shares (10%) and real estate (3%).

[11]	The investment income of EUR 197 million at 30 June 2005 published in the Group’s financial statements of 30 June 2005 was presented net of EUR 17 million in financial management expenses.

3.10.3 Consolidated Interim Report at 30 June 2006
3.10.3.1 Key figures

		IFRS
In EUR millions	30 June 2006	31 December 2005		30 June 2005

Gross written premiums	1,372	2,407		1,184
Gross earned premiums	1,275	2,429	[12]	1,151	[13]
Current operating result	188	242		140
Group net result after tax	102	131		72

Investments	7,466	7,974	[14]	8,050
Cash and cash equivalent	1,736	1,667		1,612

Net technical reserves and liabilities relating to financial contracts	8,642	8,758	[15]	8,818
Loans and debts	851	954		927
Group shareholders’ equity	1,672	1,719		1,705

In euros
Number of SCOR shares in circulation	968,769,070	968,769,070		819,269,070
Earnings per share	0.11	0.15		0.09
Diluted earnings per share	0.10	0.14		0.08
Net asset value per share	1.75	1.79		1.77
Diluted net asset value per share	1.73	1.78		1.78
Share price at the end of period	1.71	1.82		1.66

Warning
Certain statements in this interim report are forward-looking and therefore subject to risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements. Details of these risks are set out in the company’s 2005 Annual Report.
The Group’s financial information is prepared on the basis of IFRS accounting and valuation rules and interpretations issued and approved by the European Union, on June, 30, 2006 as well as on the rules of presentation for the recommendation CNC 99R01 as set out in the general regulations of the AMF.

[12]	The Reference Document and the Group financial report at 30 June 2006 showed gross earned premiums of EUR 2,387 million at 31 December 2005. The difference is due to the reclassification of reserves for unrealized claims (in decennial civil liability insurance outside France) from premium reserves to claims reserves. See Note 1 – Accounting principles applied in the notes to the consolidated financial statements prepared under IFRS for the Group at 30 June 2006 in paragraph 3.10.3.5 of this Update Document.

[13]	The Group financial report at 30 June 2005 indicated gross earned premiums of EUR 1,130 million at 30 June 2005. The difference is due to the reclassification of reserves for unrealized claims (in decennial civil liability insurance outside France) from premium reserves to claims reserves. See Note 1 – Applicable accounting principles in the notes to the consolidated financial statements proposed under IFRS for the Group at 30 June 2006 in paragraph 3.10.3.5 of this Update Document.

[14]	The Reference Document showed investments of EUR 8,082 million at 31 December 2005. The difference is due to a reclassification involving reinsurance deposits on financial contracts. See note 1 – Accounting standards applied in the notes to the consolidated financial statements prepared under IFRS of the Group at 30 June 2006 in paragraph 3.10.3.5 of this Update Document.

[15]	The Reference Document showed net technical reserves and liabilities relating to financial contracts of EUR 8,858 million at 31 December 2005. The difference is due to a reclassification involving reinsurance deposits on financial contracts. See note 1 – Accounting standards applied in the notes to the consolidated financial statements prepared under IFRS standards of the Group at 30 June 2006 in paragraph 3.10.3.5 of this Update Document.

on 30 June 2006, as well as the presentation rules of CNC recommendation 99R01, in accordance with the General Regulation of the AMF.
3.10.3.2 Consolidated financial statements established under IFRS
(a) Balance sheet16

	At 30 June	At 31 December
In EUR millions	2006	2005

ASSETS
Intangible assets	239	230
Goodwill	200	200
Voba	27	17
Other intangible assets	12	13

Tangible assets	10	11

Investments	7,466	7,974
Real estate investments	288	317
Available for sale investments	5,609	5,964
Investments at fair value	221	395
Loans and accounts receivable	1,305	1,264
Derivative instruments	43	35

Investments in related companies	24	24

Retroceded technical reserves	903	983

Other assets	2,637	2,692
Deferred tax assets	190	229
Assumed insurance and reinsurance accounts receivable	1,374	1,326
Retrocession accounts receivable	148	229
Tax due	0	(0)
Other accounts receivable	361	356
Deferred acquisition costs	564	553

Cash and cash equivalent	1,736	1,667

TOTAL ASSETS	13,015	13,580

LIABILITIES
Shareholders’ equity	1,672	1,719
Share capital	763	763
Additional paid-in capital	147	147
Consolidated retained earnings	687	661
Revaluation reserve	(44)	5
Consolidated result	102	131
Share based payment	17	12

Minority interests

Total shareholders’ equity	1,672	1,719

Financial debt	851	954
Subordinated debt	229	233
Financial debt securities	491	520
Bank borrowings	131	201

Contingency reserves	52	61

Liabilities associated with contracts	9,545	9,741
Technical reserves insurance contracts	9,501	9,686
Liabilities relating to financial contracts	44	55
Other liabilities	896	1,105
Deferred income tax liabilities	66	86
Derivative instruments liabilities	3	6

Assumed insurance and reinsurance accounts payable	183	138

Retrocession accounts payable	482	645

Tax due	0	0

Other accounts payable	162	230

TOTAL LIABILITIES	13,015	13,580

[16]	Certain reclassifications were made in the consolidated balance sheet at 31 December 2005 to ensure consistency of presentation with the balance sheet at 30 June 2006. See note 1 – Accounting standards applied in the notes to the consolidated financial statements prepared under IFRS for the Group at 30 June 2006 in paragraph 3.10.3.5 of this Update Document.

(b) Statement of income 17
Statement of income

In EUR millions	At 30 June 2006	At 31 December 2005	At 30 June 2005

Gross written premiums	1,372	2,407	1,184
Change in unearned premiums	(97)	22	(33)

Gross earned premiums	1,275	2,429 *	1,151 **

Other income from reinsurance operations	3	1	0
Net investment income	239	460	214

Total income from ordinary activities	1,516	2,889	1,365

Claims and policy benefits	(869)	(1872)	(855)
Gross commission on earned premiums	(312)	(545)	(257)
Retroceded income/loss	(38)	(22)	(12)
Investment management expenses	(19)	(34)	(17)
Acquisition and operating expenses	(51)	(99)	(53)
Other current operating expenses	(38)	(60)	(28)
Other current operating income	0	0	0

Total other current operating income and expenses	(1,328)	(2,632)	(1,222)

CURRENT OPERATING RESULT	188	257	143

Goodwill — change in value	0	(3)	(3)
Other operating expenses	0	(13)	0
Other operating income	0	0	0

OPERATING RESULT	188	242	140

Financing expenses	(28)	(57)	(30)
Income from associated companies	0	0	0
Income tax	(58)	(54)	(38)

CONSOLIDATED NET INCOME	102	131	72

Minority interests	0	0	0

GROUP NET INCOME	102	131	72

*	The Reference Document indicated an amount of gross earned premiums amounting to EUR 2,387 million at 31 December 2005. The difference is due to the reclassification of reserves for unrealized claims (in decennial civil liability insurance outside France) from premium reserves to claims reserves. See Note 1 – Applicable accounting principles in the notes to the consolidated financial statements prepared under IFRS for the Group at 30 June 2006 in paragraph 3.10.3.5 of this Update Document.

**	The Group financial report at 30 June 2005 indicated an amount of gross earned premiums amounting to EUR 1,130 million at June 30, 2005. The difference is due to the reclassification of reserves for unrealized claims (in decennial civil liability insurance outside France) from premium reserves to claims reserves. See Note 1 – Accounting standards applied in the notes to the consolidated financial statements prepared under IFRS for the Group at 30 June 2006 in paragraph 3.10.3.5 of this Update Document.

[17]	Certain reclassifications were made in the comparative statements of income at 30 June 2005 and 31 December 2005 to ensure consistency of presentation with the statement of income at 30 June 2006. See note 1 – Accounting standards applied to the consolidated financial statements prepared under IFRS for the Group at 30 June 2006 in paragraph 3.10.3.5 of this Update Document.

(c) Consolidated data by segment18
Statement of income by segment

In EUR millions	At 30 June 2006				At 30 June 2005
		Non	Intra-			Non	Intra-
	Life	Life	group	Total	Life	Life	group	Total

Gross written premiums	528	844		1,372	525	659		1,184
Change in unearned premiums	(7)	(91)		(97)	(29)	(4)		(33)

Gross earned premiums	521	753	0	1,275	496	655 [19]		1,151

Other income from insurance operations	0	11	(8)	3	0	0	0	0
Investment income	74	98		173	57	102		158
Realised gains/losses on investments	3	52		55	19	(6)		13

Change in fair value of investments	4	18		22	1	28		29
Change in investment depreciation	0	(9)		(8)	(0)	5		5
Foreign exchange gains/losses	(2)	(1)		(3)	7	2		9

Investment income	80	159	0	239	84	131	0	214

Total income from ordinary business activities	602	922	(8)	1,516	580	786	0	1,366

Claims and policy benefits	(388)	(482)		(869)	(418)	(438)		(856)
Gross earned commissions	(149)	(162)		(312)	(115)	(142)		(257)
Retrocession gross written premiums	(37)	(62)		(98)	(15)	(51)		(66)
Variation in retrocession unearned premiums	0	(1)		(0)	1	(3)		(2)
Retroceded earned premiums	(36)	(62)		(98)	(14)	(54)		(68)
Retroceded claims	34	19		53	14	38		52
Retroceded earned commission	4	3		7	1	3		4

Net income from retrocession	2	(40)		(38)	1	(13)		(12)

Investment management expenses	(1)	(18)		(19)	(1)	(17)		(17)
Acquisition and operating expenses	(16)	(35)		(51)	(18)	(35)		(53)
Other current operating expenses	(14)	(32)	8	(38)	(1)	(27)		(28)
Other current operating income	0	0		0	0	0		0

Total other current income and expenses	(567)	(769)	8	(1,328)	(552)	(671)	0	(1,222)

CURRENT OPERATING RESULT	35	153	0	188	28	115	0	143

Goodwill – Change in value	0	0		0	0	0		0
Other operating expenses	0	0		0	0	0		0
Other operating income	0	0		0	0	(3)		(3)

OPERATING RESULT	35	153	0	188	28	112	0	140

[18]	Some reclassifications were made in the comparative statement of income at 30 June 2005 to ensure consistency of presentation with the statement of income at 30 June 2006. See note 1 – Accounting standards applied in the notes to the consolidated financial statements prepared under IFRS for the Group at 30 June 2006 in paragraph 3.10.3.5 of this Update Document.

[19]	The Group financial report at 30 June 2005 recorded gross earned premiums of EUR 634 million at 30 June 2005. The difference is due to the reclassification of reserves for unrealized claims (in decennial and liability insurance outside France) from premium reserves to claim reserves. See note 1 – Accounting standards applied in the notes to the consolidated financial statements prepared under IFRS for the Group at 30 June 2006 in paragraph 3.10.3.5 of this Update Document.

Gross written premiums by geographic area

In EUR millions	Life				Non-life				Total Group
	30/06/2006		30/06/2005		30/06/2006		30/06/2005		30/06/2006		30/06/2005
Gross written premiums	528	100%	525	100%	844	100%	659	100%	1,372	100%	1,184	100%
Europe	295	56%	283	54%	502	59%	376	57%	797	58%	659	56%
North America	186	35%	200	38%	117	14%	85	13%	303	22%	285	24%
Asia and rest of the world	47	9%	42	8%	225	27%	198	30%	271	20%	240	20%
The gross premiums are broken down according to the geographic location of the subsidiary.
(d) Shareholders’ equity

			Consolidated
		Additional	reserves			Currency
		paid-in	(includ	Revaluation	Treasury	translation	Share-based	Other	Total Group
In EUR millions	Capital	capital	income/loss)	reserves	stocks	reserve	payments	reserves	share

Shareholders’ equity at 31 December 2004 in IFRS	645	55	658	43	-13	-63	7	3	1,335

Assets held for sale (AFS)				-89		4			-85
Hedging
“Shadow accounting” gross of deferred taxes				45		-5			40
Effect of currency translation adjustments						97			97
Payable or deferred taxes taken directly or assigned to capital				6				- 2	4
Share-based payments plans							5		5
Other variances					-2			-5	-7

Net revenue recognized in shareholders’ equity				-38	-2	96	5	-7	54

Consolidated net income (loss) for the year			131						131

Total recognized income and losses for the period			131	-38	-2	96	5	-7	185

Capital transactions	118	106	-1						223
Dividends paid		-14	-10						-24

Shaerholders’ equity at 31 December 2005	763	147	778	5	-15	33	12	-4	1,719

Assets held for sale (AFS)				-126		3			-123
Hedging
“Shadow accounting” gross of deferred taxes				52					52
Effect of currency translation adjustments						-36			-36
Payable or deferred taxes taken directly or assigned to capital				25		-1		-5	19
Share-based payments plans							5		5
Other variances					-18				-18

Net revenue recognized in shareholders’ equity				-49	-18	-34	5	-5	-101

Consolidated net income (loss) at 30 June 2006			102						102

Total recognized income and losses for the period			102	-49	-18	-34	5	-5	1

Capital transactions
Dividends paid			-48						-48

Shareholders’ equity at 30 June 2006 in IFRS	763	147	832	-44	-33	-1	17	-9	1,672

(e) Consolidated off-balance sheet items

In EUR millions	At 30 June 2006	At 31 December 2005

Commitments received	1041	1201

Unused credit lines	46	199
Endorsments and sureties	24	12
Letters of credit	971	990
Other commitments	0	0

Commitments given	2,630	2,912

Endorsments and sureties	40	25
Letters of credit	581	645
Collateralised securities	1 894	2 080
Other commitments	115	162

Securities received as collateral from reinsurers and retrocessionnaires	31	27

Consolidated statement of cash flow

In EUR millions	At 30 June 2006	At 31 December 2005

Net income	102	131

Realized gains/losses on investment	(55)	(90)
Change in writedowns and other provisions	15	38
Change in deferred acquisition costs	(1)	(10)
Net appropriations to technical reserves and financial liabilities	63	(789)
Change in fair value of financial instruments accounted for at trading (excl. Cash and cash equivalent)	(22)	(39)
Other items not involving cash flow included in operating income	56	(37)

Operating cash flow excl. working capital changes	157	(796)

Change in loans and receivables	40	174
Cash flows from other assets and liabilities	(192)	28
Net taxes paid	0	0

Net operating Cash Flow	5	(594)

Acquisitions of consolidated entities, net of cash acquired	0	0
Disposal of consolidated entities, net of cash ceded	0	0

Cash flows linked to change in scope	0	0

Purchase/sale of real estate investments	36	1
Purchase/sale of financial investments	226	542

Cash flows linked to purchase / sale and maturity of financial assets	262	543

Sale of tangible and intangible assets	0	0
Purchase of tangible and intangible assets	0	0

Cash flows linked to purchase and sale of tangible and intangible assets	0	0

Net cash flows from investing activities	262	543

Inssuance of capital instruments	0	224
Reimbursment of capital instruments	0	(183)
Transactions in treasury shares	(18)	(5)
Dividends paid	(48)	(24)

Cash flows linked to transactions with shareholders	(66)	12

Cash generated by issuance of financial debt	0	9
Cash impacted by reimbursment of financial debt	(88)	(268)
Other variations	0	0

Cash flows linked to Group financing	(88)	(259)

Net cash flows from financing activities	(154)	(247)

		0

Cash and cash equivalents as at 1 January	1,667	1,825

Cash flows from operating activities	5	(594)
Cash flows from investing activities	262	543
Cash flows from financing activities	(154)	(247)
Foreign exchange variation impact on cash equivalents	(44)	140

Cash and cash equivalents at the end of the period	1,736	1,667

3.10.3.3 Notes to the financial statements
(a) Significant events
Group net income for the first half year of 2006 is EUR 102 million.
The gross written premiums amounted to EUR 1,372 million, up 16% compared to the first half of 2005. This growth is due to the sharp increase in Non-Life business treaties renewed at 1 January 2006, and the expansion of large corporate accounts business benefiting notably from the renewal of a part of the ALEA Europe’s portfolio on which SCOR has acquired the rights of renewal in December 2005.
The provision for restructuring has been reversed, since the compensation has been paid to the leaving staff.
(b) Turnover
Gross written premiums at 30 June 2006 were up 16% at variable exchange rates when compared to the same period in 2005. They amounted to EUR 1,372 million versus EUR 1,184 million at the end of June 2005.
(c) Written premiums Life/ Non-Life

	At 30 June	At 30 June
In EUR millions	2006	2005	Variation

Gross Written Premiums Non-Life	844	659	+28%
Gross Written Premiums Life	528	525	+0%

Group Written Premiums	1,372	1,184	+16%

In Non-Life Reinsurance, the increase of 28% is mainly due to the new Group underwriting policy and the business development observed for the renewals since the Group’s rating upgrade20 which occurred in August 2005, and since the acquisition in December 2005 of the renewal rights to the Alea Europe treaties.
In Life Reinsurance, gross written premiums were stable. This business segment represents 38% of the Group’s overall business versus 44% at 30 June 2005.
The geographical distribution of the Group’s turnover at the end of June 2006 is as follows: Europe 58% (56% at 30 June 2005), North America 22% (24% at 30 June 2005), Asia and the rest of the world 20% (20% at 30 June 2005)21.

[20]	By the rating agency Standard & Poor’s.

[21]	The distribution indicated in the Group half-yearly report at 30 June 2005 was the distribution of written premiums for Life Reinsurance (54% in Europe, 38% in North America, 8% in Asia and the rest of the world).

(d) Technical result
The combined ratio “(claims + commissions + overheads) / premiums earned” in Non-Life Reinsurance was 98.2% at 30 June 2006 (97.7% excluding CRP) versus 99.7% for the same period of 2005 (97.2% excluding CRP). These ratios show the technical performance of recent underwriting years (2002 and after).
Net combined ratio* Non-Life

In %	June 2006	June 2005
* (claims + commisions + overheads) / premiums earned
The ratio is calculated net of retrocession.
The net combined ratios at end June 2005 and 2006 are based on the ultimate loss of the technical reserves established by Group actuaries.

(e) Financial Results
Net investment revenues net of fees (excluding borrowing costs) at 30 June 2006 were EUR 220 million, versus EUR 197 million at 30 June 2005, an increase of 12%. This development is mainly due to an increase of realized capital gains and an increase of realized gains and losses on asset sales. The change in fair value by income amounted to EUR 22 million versus EUR 29 million at 30 June 2005. Asset management expenses amounted to EUR 19 million at 30 June 2006 versus EUR 17 million at 30 June 2005.
Investment income (excluding investment management expenses)
(f) Tax
The tax expense at 30 June 2006 is EUR 58 million versus EUR 38 million at 30 June 2005.
The company has received an adjustment proposal dated 26 July 2006 following a control of the accounts of SCOR SA for the period 1 January 2002 to 31 December 2003.
(g) Net income for the period
Group net income is EUR 102 million compared to EUR 72 million for the same period in 2005.

3.10.3.4 Post-closing events
Acquisition of Revios Rückversicherung AG
The SCOR Board of directors approved, on 4 July 2006, the execution of an agreement relating to the acquisition of Revios Rückversicherung AG22.
Based in Cologne, Revios Rückversicherung AG is the former Life reinsurance unit of the Gerling Global Re group, which has successfully developed autonomously since 2002. Revios has since become the leading European reinsurer specializing in Life reinsurance, with offices in 17 countries. In 2005 Revios underwrote a premium volume of EUR 1,24223 million in 42 countries throughout the world.
This combination is fully in line with the SCOR group strategy in place since 2002 and in particular with the SCOR Moving Forward Plan published in September 2004.
The total purchase price for the planned acquisition of 100% of the equity capital of Revios Rückversicherung AG is EUR 605 million. SCOR will also be reimbursing EUR 50 million of Revios Rückversicherung AG’s outstanding subordinated debt to GLOBALE Rückversicherungs-Aktiengesellschaft24.
SCOR will finance this acquisition through:
—	a rights issue for approximately EUR 300 million,

—	a deeply subordinated debt issue up to EUR 350 million.
This transaction is subject to obtaining the required regulatory and antitrust approvals, and should be consummated by the fourth quarter of 200625.
Subordinated debt issue for the Revios acquisition
The EUR 350 million deeply subordinated bond issued launched on 19 July 2006 by SCOR, as part of the financing of the Revios acquisition, has been a great success. The interest rate for the notes is 6.154%.
3.10.3.5 NOTE 1 – Accounting standards applied
Accounting methods and principles
Presentation of applied standards and interpretations

[22]	The completion of this acquisition remains subject to the satisfaction of various conditions precedent that are customary for this type of transaction, as well as the approval of insurance and reinsurance regulators and the antitrust authorities in various countries. As of the date of this Update Document, all authorizations of the competition authorities to whom the proposed merger was submitted have been obtained. For additional information, see paragraph 3.11.4 of this Update Document.

[23]	Following publication of Revios’ 2005 IFRS audited consolidated financial statements on 7 September 2006, this amount was EUR 1,243.1 million.

[24]	SCOR will also pay interest on (a) the acquisition price for the period between the signing and closing of the acquisition transaction and (b) on Revios’ subordinated debt for the period between 1 January 2006 and the date the transaction is closed.

[25]	As of the date of this Update Document, all authorizations of the competition authorities to whom the proposed merger was submitted have been obtained. For additional information, see paragraph 3.11.4 of this Update Document.

The Group’s financial statements were prepared in accordance with international accounting standards (‘International Financial Reporting Standards’ – IFRS) and the interpretations issued on 30 June 2006, as adopted by the European Union. They take into account the recommendation CNC 99R01 as set out in the general regulations of the AMF.
SCOR’s financial statements at 30 June 2006 did not include the potential impact of standards and interpretations, the application of which may be delayed until the opening of the accounts on 1 January 2007.
The accounting and assessment methods adopted for the financial statements at the end of 30 June 2006 were the same as those applied at the end of 31 December 2005, except for the changes set out below, related to the fair value option by result.
Moreover, the new standards and interpretations adopted by European Union and applicable on 30 June 2006, have no impact on the Group. In particular, the fair value option introduced under IAS 39, by European Commission regulation 1864/2005, modifying EU regulation No. 1725/2003 and applicable since 1 January 2006, has had no effect on the accounts for the first half 2006 and would have had no effect on the previous year accounts.
Some reclassifications have been done in the balance sheet at 31 December 2005 and in the statements of income at 30 June 2005 and at 31 December 2005, in order to ensure the consistency of the presentation with the balance sheet and the statement of income at 30 June 2006.
Accounting options for first-time adoption of IFRS
IFRS financial information is established in accordance with the provisions of IFRS 1 “First-Time Adoption of International Financial Reporting Standards.” For this first financial year, SCOR has adopted the following additional options in accordance with IFRS 1 with regard to the retrospective accounting of assets and liabilities under IFRS.
Business combinations
SCOR has opted not to restate business combinations prior to 1 January 2004, as permitted under IFRS 3. As permitted under IFRS 1, SCOR will not apply IAS 21 “Effects of Changes in Foreign Exchange Rates” retrospectively to goodwill resulting from business combinations that occurred before the transition to IFRS. Consequently, goodwill remains in the functional currency of the acquiring entity.
Actuarial gains and losses on pension plans
SCOR has decided to adopt the option provided for in IFRS 1, whereby unrecognized actuarial gains and losses are recorded against consolidated shareholders’ equity at 1 January 2004.
Unrecognized actuarial gains and losses (SORIES) after 1 January 2004 are reflected in shareholders’ equity.
Translation adjustments
With regard to the conversion into euros of subsidiary accounts having a foreign functional currency, SCOR transferred Translation adjustments at 1 January 2004 into consolidated reserves. The new IFRS value of translation adjustments at 1 January 2004 is therefore reduced to zero. In the event of the subsequent disposal of these subsidiaries, the income or loss from the disposal will not include the recovery of exchange rate difference prior to 1 January, but will include translation adjustments recorded after 1 January 2004.
Assessment of certain intangible / tangible assets at fair value
SCOR opted not to apply the option offered by IFRS 1 that allows for the assessment at 1 January 2004 of certain intangible and tangible assets at their fair value on that date.
Share-based compensation
SCOR opted to apply the provisions of IFRS 2 solely to equity-based compensation granted after 7 November 2002, for which the rights acquisition date falls after 31 December 2003.
IFRS consolidation principles
Methods of consolidation
All the companies in which SCOR has a controlling interest, which include companies in which it has the power to direct financial and operational policy in order to obtain benefits from their operations, are fully consolidated.
Subsidiaries are consolidated as of the moment the Group takes control of them until the date on which this control is transferred outside the Group. Where control of a subsidiary is lost, the consolidated financial statements for the year include profit and loss for the period during which SCOR held control.
The Group’s investment in an affiliated company is recorded in the accounts using the equity method. An affiliated company is an entity in which the Group exercises significant influence but which is neither a subsidiary of the Group nor a joint venture.
The Group does not have any equity interest in joint ventures.
The Group controls in substance a separate legal structure (“ad hoc entity”) that it consolidates in the absence of any capital links. The following assessment criteria were used to determine the existence of control:
—	The entity’s business is conducted exclusively on behalf of the Group, so that the Group may enjoy the benefits;

—	The Group holds the decision-making and management power to obtain the maximum benefits relating to the entity’s operational activity; this power was delegated through the implementation of a self-management system;

—	The Group may benefit from the majority of the entity’s advantages;

—	The Group retains the majority of the risks relating to the entity.
The Group also fully consolidates the mutual funds that it holds as part of its business. These entities could not be consolidated under French accounting standards.

Harmonisation of accounting principles
The financial statements of the subsidiaries are prepared for the same accounting period as that of the parent company. Consolidation adjustments may be made in order to harmonise all the Group’s accounting methods and principles.
All intra-group balances and transactions including internal results resulting from intra-company transactions are fully eliminated.
Translation methods
The Group’s consolidated financial statements are presented in euros (EUR) and all values are rounded off to millions of euros except where expressly stated otherwise.
Translating the financial statements of a foreign entity
Where the functional currency of Group entities is not the same as the reporting currency used to present the Group’s consolidated financial statements, the balance sheet is translated using the closing date exchange rate and the income statement is converted using the average exchange rate for the period. Exchange rates differences are posted directly as equity under “translation adjustments.”
Translation of transactions denominated in foreign currencies
Transactions denominated in foreign currencies (currencies other than the functional currency) are converted into the functional currency at the rate of exchange in force on the date of the transaction (for practical purposes, an average rate is used).
At each closing date, the entity must convert the foreign-currency items on its balance sheet into the functional currency, using the following procedures:
-	monetary items (specifically bond investments, accounts receivable and payable, technical insurance assets and liabilities) are converted at the closing date exchange rate and the resulting gains and losses are recorded in the income statement,

-	non-monetary items are converted:
•	using the exchange rate on the transaction date if they are assessed at historical cost (particularly real estate investments) and,

•	using the exchange rate at the date of the fair value assessment if they are assessed at fair value (particularly equity investments).
-	when a gain or loss on a non-monetary item is recorded directly in shareholders’ equity (shares available for sale, for example), the exchange adjustment resulting from the conversion of this item is also directly recorded in shareholders’ equity. Conversely, when a gain or loss on a non-monetary item is recorded in profit and loss (shares at fair value by income; for example), the exchange adjustment resulting from the conversion of this item is also recorded on the income statement.

-	the gains and losses resulting from the conversion of hedging on foreign net investments are recorded in shareholders’ equity until the withdrawal of the net investments, at which time they are recorded on the income statement.

Goodwill and business combinations
Goodwill represents the excess of an acquisition cost over the fair value of the Group’s share of the acquired company’s net assets at the date of acquisition. The goodwill on fully consolidated subsidiaries is included under intangible assets. Goodwill on companies accounted for by the equity method is included in the value of securities accounted for by the equity method.
Goodwill is recorded at historical cost, less any possible accumulated loss in value.
In order to establish possible losses in value, goodwill is allocated to each cash-generating unit (CGU). A CGU is defined as an entity with separate identifiable cash flows. Each CGU represents the Group’s investment in each country in which it is active according to the primary segment information, either non-life reinsurance or life reinsurance.
Each CGU to which goodwill is allocated should correspond as closely as possible to the level at which the group is monitoring the rate of return on its investment. A CGU should not be any larger than a primary or secondary level segment as defined for the needs of segment reporting set forth under IAS 14.
In order to assess any loss in value, a goodwill impairment test is conducted:
-	each year on the same date for each cash-generating unit, but not necessarily on the closing date;

-	more frequently if an unfavourable event occurs between the two annual tests;

-	mandatorily before the completion of entity acquisition.
A loss in value is recorded where the net book value of the CGU, to which goodwill has been allocated, is higher than its recoverable value. The recoverable value is the higher amount between: (1) the fair value net of sales costs and (2) the value in use (future discounted cash flow) of this unit.
If the assets of the CGU Group or the unit included in the CGU group to which goodwill has been allocated are tested for impairment on the same date as the CGU that includes the goodwill (or if there is a loss in value index for one of the assets), this test should be conducted before the goodwill impairment test.
Accounting principles
The financial information has been prepared in accordance with the historical cost agreement, with the exception of certain categories of assets and liabilities. The relevant categories are mentioned in the following notes. The consolidated IFRS information is presented in euros and all values are rounded off to the nearest million unless otherwise indicated.
Use of estimates
In order to prepare the financial information in accordance with generally accepted accounting principles, certain assumptions were made. Assumptions are made that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the amounts reported as income and loss for the year.

Management reviews these estimates and assessments constantly, based on its past experience and on various other factors it deems reasonable, thereby reaching its assessments on the carrying value of the assets and liabilities. The actual results could differ substantially from these estimates under different assumptions or conditions that may arise at a later date.
Real estate assets
Classification of buildings:
All buildings currently held by the Group are investment properties. In certain cases, buildings may be partially occupied by entities of the Group.
Accounting method
The buildings are recorded at historical amortized cost. Their value is broken down as follows:
-	land, not amortized;

-	four technical components:
*	structure, or carcass, depreciated over a term of 30 to 80 years according to the type of construction;

*	wind and water tightness, depreciated over a period of 30 years;

*	technical installations, depreciated over a term of 20 years;

*	decor fixtures and improvements, depreciated over a term of 10 to 15 years according to type.
The costs, rights and acquisition (or development) fees are integrated in the value of the building.
The relative weight of each technical component and the length of depreciation are set according to a schedule of components showing eight types of construction. This schedule was prepared based on the Group’s own experience and on schedules prepared by professional authorities.
Appraisal
Each building is subject to an in-depth analysis of its market value or “fair value” by an independent appraiser every 5 years at year-end. Its market value is reassessed by the same appraiser at the end of each of the 4 subsequent years depending on the changes that have occurred to its rental status, works completed and developments in the local real estate market.
If the market value of a building appears lower than its net book value, a decrease in value is recorded as a loss equal to the difference between its utility value and the net book value. With regard to investment properties, their utility value is considered a long-term investment based primarily on the sum of estimated future cash flows that are discounted on the basis of current market assumptions. SCOR has not retained any residual value.
Finance lease
Investment properties financed by financial rental agreements are recorded on the balance sheet as assets based on the current value of rents and the option to buy. Once they have been recorded on the balance sheet, they are treated like other investment properties at amortized historic cost.
On the liabilities side, a corresponding debt is recorded under “financial liabilities.” It is amortized in accordance with the effective interest rate method.
Leasing agreements
In December 2003, the SCOR Group sold its headquarters building. A net capital gain of EUR 44 million was realized under local standards.
The Group will remain a tenant of this building until December 2012. The owner of the building has a bank guarantee corresponding to SCOR’s rating. SCOR has pledged an asset amount of the same value to the bank that issued this guarantee.
In application of IAS 17, this capital gain was maintained in the IFRS accounts.
Rental income
Rental income from investment properties is recorded on a straight-line basis over the term of the current rental agreements.
Financial investments
The Group classifies its financial assets in the following categories: available-for-sale financial assets, fair market assets by income, loans and other accounts receivable and derivative instruments. There are currently no assets classified as assets held to maturity.
The sale and purchase of assets is entered in the accounts on the settlement date. Once it has been posted, an asset is assessed according to its asset category, determined according to the methods set forth below.
Financial assets are taken off the balance sheet when the contractual rights to the cash flow of the financial asset expire or are transferred, and when the Group has substantially transferred the risks and advantages inherent to ownership of the financial asset.
At each closing date, the Group assesses whether there is an objective indication of loss in value. The amount of the loss in value is posted in the accounts by asset category, in accordance with the terms and conditions set forth below.
For equity instruments listed on an active market, a drop in price of more than 20% or a consistent decline over a period of more than six months constitutes an objective indication of loss in value. For unlisted equity instruments, fair value is determined according to commonly used valuation techniques. For debt instruments and loans and accounts receivable, an objective indicator of a loss in value relates to a proven credit risk.
Available-for-sale financial assets
Available-for-sale assets include non-derivative assets that are classified as either available for sale or those that are allocated to any other category.
Available-for-sale financial assets are posted at their fair value. Unrealized profits and losses resulting from variations in the fair value of a non-hedged asset are recorded directly in shareholders’ equity, with the exception of profits and losses from foreign exchange gains and losses on a monetary financial asset held for sale which are recorded on the income statement for the share of exchange profits and losses applied at amortized cost, and in shareholders’ equity for the portion of profits and losses related to fair value. Foreign exchange profits and losses on the fair value of non-monetary financial available-for-sale assets are recorded under shareholders’ equity.
When there is an objective indication of loss in value, the amount of the accumulated loss posted directly to shareholders’ equity is recorded on the income statement. Losses in value may only be carried forward on debt instruments when the fair value increases during a subsequent financial year due to an event that occurs after the loss in value has been posted.
When the asset is sold, all the accumulated equity gains and losses are included in the capital gains and losses from the sale of investments on the income statement, less the amounts previously posted to income.
Interest on debt instruments is calculated in accordance with the interest method in effect, which integrates the amortization of premiums/discounts and is recorded on the income statement. Dividends on equity instruments are recorded on the income statement when the Group’s right to receive payment for them has been established.
Financial assets at fair value by income
This category includes classes of assets, that meet the criteria of the fair value option as introduced by the amendment to the international accounting standard IAS 39, especially hybrid derivatives instruments including a non-derivative host contract and an embedded derivative, derivative instruments except hedging derivatives, financial assets held for trading and groups of assets for which performance is evaluated on a fair value basis.
The main financial assets evaluated at fair value by income are securities held in major mutual funds, bonds convertible into shares, derivatives, investments representing Unit-linked policies and certain shares.
Profits and losses from changes in the fair value of financial assets classified under this category are reflected on the income statement in the period in which they occur.
Loans and accounts receivable
This category includes non-derivative financial assets where payment is fixed or fixable and which are not listed on an active market, with the exception of accounts receivable from reinsurance transactions.
These assets are recognized at amortized cost using the effective interest rate method where this method has a significant impact compared to the nominal contractual method. Loans and short-term accounts receivable are recorded at cost.
Cash and cash equivalents
The heading “Cash and cash equivalent” includes cash, negative bank balances and short term loans (cash mutual funds).

Treasury stocks
Treasury stocks are deducted from shareholders’ equity, regardless of the purpose for which they are held, and the related income or loss is eliminated from the consolidated income statement.
Financial liabilities
Financial liabilities, with the exception of liabilities resulting from reinsurance transactions, are classified into financial debts, financial liability instruments and other liabilities.
Subordinated financial debts or debt securities
These items combine the various subordinated or unsubordinated bonds issued by the Group.
These debts are posted at amortized cost using the effective interest rate method.
Borrowings that include a derivative instrument have been stripped. The portion that relates to the equity component, determined on the date of issue, is reflected in shareholders’ equity. It is not subsequently reassessed.
Interest on financial debts are posted under charges.
Financial debts owed to entities in the banking sector
This item combines mortgage loans and medium-term notes. These debts are recognized at amortized cost using the effective interest rate method where this method has a significant impact compared to the nominal contractual rate method.
Interest on financial debts is posted under charges.
Derivative and hedging instruments
Derivative instruments are recorded at fair value from inception and are assessed at fair value at each account closure.
The accounting method varies according to whether the derivative instrument is designated as a hedging instrument or not, as described in the note below “Hedging Instruments.”
When the Group has not designated the derivative as a hedging instrument, profits and losses resulting from the variation of the fair value of the instrument are recorded under income in the period in which they occur. The Group uses the following derivative instruments to reduce its exposure to various risks: interest rate swaps, futures and foreign currency forward contracts, caps and floors, stock option puts and calls.
Embedded derivative instruments
An embedded derivative is a component of a hybrid instrument which includes a non-derivative host contract, which causes part of the hybrid instrument’s cash flow to vary in the same way as that of a freestanding derivative.
The embedded derivative is separate from the host contract and is posted as a derivative where its economic features and risks are not closely linked to the economic features of the host contract, where the embedded instrument has the same conditions as a separate derivative instrument, and where the embedded instrument is not assessed at fair value through the income statement.

Where an embedded derivative has been separated from its host contract, it is posted in accordance with the provisions relating to the posting of derivative financial instruments.
Where the embedded derivative represents a significant part of the instrument and cannot be separated from the host contract, the hybrid instrument is treated as an instrument held for trading. Profits and losses resulting from variations in the fair value of the hybrid are posted in profit and loss in the period during which they occur.
Hedging instruments
A hedging instrument is a designated derivative instrument or, in the case of a single foreign currency hedge, a designated non-derivative asset or liability where the fair value or cash flow offsets variations in the fair value or cash flow of the hedged item.
The hedged item may be an asset, a liability, a firm underwriting, a highly profitable scheduled transaction or a net investment in a foreign business that exposes the Group to fair market valuation risk or future cash flow risk, and which is designated as being hedged.
The performance of hedges is monitored periodically in order to ensure, with regard to variations in the fair value or cash flow of the item, the degree of compensation attributable to hedged risk through variations in fair value or cash flow of the hedged instrument.
Hedges for net investments in a foreign business are recorded as follows:
-	the portion of profit or loss on the hedging instrument considered as the effective portion of the hedge is recorded directly in shareholders’ equity;

-	the ineffective portion of the hedge is recorded on the income statement.
The primary hedging instruments consist of forward foreign currency forward purchases and sales.
Accounting principles and methods specific to reinsurance transactions
Classification and accounting treatment of reinsurance treaties
The reinsurance treaties accepted and retroceded by the Group are subject to different IFRS accounting rules depending on whether they fall under IFRS4 or IAS39.
Reinsurance acceptance and retrocession transactions that involve a significant insurance risk transfer are posted in the accounts in accordance with IFRS4, in other words according to the accounting principles in existence prior to the implementation of IFRS standards and used until 31 December 2004 to prepare SCOR’s consolidated accounts in conformity with CRC 2000-05, with the exception of the equalization reserves described below.
Acceptance and retrocession transactions that do not transfer a significant risk are posted in the accounts in accordance with IAS39, which means that while premiums collected are no longer recognized as premium income, and technical reserves and deferred acquisition expenses that are recorded as assets or liabilities on the balance sheet are reclassified as financial assets or liabilities by assimilation to a deposit as “financial contract liabilities” and “financial contract assets” on the balance sheet. These deposits are assessed on the basis of financial flows alone and no longer on the basis of estimated maximum fluctuations as set forth in the accounting principles applicable to insurance transactions.
Premium income from these transactions is equal to the deductions made by SCOR. It is recorded under “other operating income” on the income statement.

French accounting principles applicable to contracts classified as “insurance” contracts under IFRS 4
Accounting for ceding companies’ accounts
SCOR Group reinsurance companies record accounts transmitted by ceding companies upon receipt. At year end, estimates are made for those accounts not yet received from ceding companies. Under this method, the situation recorded in the financial statements reflects as closely as possible the real reinsurance commitments made by the Group. This method impacts the majority of contracts underwritten during the year, and even the prior year.
Recording of reinsurance estimates
Non-Life premiums recorded in the year reflect the estimated premium expected at the time of writing of the policy. It is regularly reviewed during the year to adjust for possible adjustment in premiums paid under the policy. An unearned premium reserve is calculated, either pro rata temporis contract by contract, or using a statistical method when this yields a result close to that obtained via the contract-by-contract method.
The difference between the final premiums received, net of commissions, and premiums reported by ceding companies, is recorded under accounts receivable or liabilities arising from accepted reinsurance transactions. The difference between expected final loss experience based on earned premiums thus calculated and losses reported by ceding companies is recognized in unpaid claims reserves under liabilities.
In Life reinsurance for so-called “insurance” policies, given the type of business written, valuations are obtained by estimating ceding companies’ missing accounts in addition to information actually received and booked. For the sake of consistency with the Non-Life sector, estimated claims are booked under claims reserves.
Claims reserves
Claims reserves must be sufficient to cover all of the Group’s liabilities.
In Non-Life reinsurance, SCOR is required to maintain its reserves at a sufficient level to cover the estimated amount of its direct commitments and adjustment expenses for reported and unreported claims, at the end of each fiscal year (net of estimates of recovery and subrogation). These reserves, which pertain to all claims, whether reported or not yet reported, are calculated on the basis of their ultimate cost undiscounted, except for workers’ compensation claims in the United States, corresponding to long tail risks with predictable loss development, which are discounted in the U.S. and in the Bermudas, as allowed in statutory accounts of these entities. Claims expense is estimated at the policy’s expiration in the light of statistical experience of similar policies. Claims reserves including estimated claims paid are calculated in light of expected earnings and supplement the information communicated by assigning companies.
In Life reinsurance, estimates based on statistical experience and information supplied by the underwriters are added to mathematical reserves recorded by the ceding companies.
Acquisition costs of reinsurance transactions
In reinsurance, the costs associated with the acquisition of new contracts, chiefly comprising commissions, are recorded as assets on the balance sheet, to the extent that contracts are profitable. They are written down over the residual life of Non-Life contracts, at the same rate that estimated future margins are recorded on Life insurance contracts.

Sufficiency test for liabilities
Liabilities relating to contracts are subjected each year to a sufficiency test (IFRS 4).
IFRS accounting principles applied to IFRS4 contracts and different from French GAAP
Equalisation reserves
IFRS accounting principles do not provide for the possibility of establishing reserves for risks on future contracts. When such reserves do exist, they are eliminated from SCOR’s consolidated accounts under IFRS standards.
Shadow accounting
According to IFRS accounting principles (see note on financial investments), financial assets are valued at fair value. This means that recognized but unrealized capital gains or losses on portfolio securities are recorded in SCOR’s accounts, either in the income statement or as an increase or decrease to shareholders’ equity, depending on the asset classification.
SCOR has elected to apply shadow accounting under the terms of IFRS 4. Consequently, recognized but unrealized capital gains and losses on investments affect the valuation of technical assets and liabilities in the same way as realized gains and losses. The corresponding adjustment to insurance liabilities (or deferred acquisition costs or intangible assets) is recorded in shareholders’ equity once the unrealized capital gains or losses are directly recorded in equity. Otherwise, it is recorded in the income statement according to the same scheme use for realized capital gains and losses. The primary technical items affected by these adjustments are:
-	deferred acquisition costs and contract portfolios, where amortization occurs according to the technical and financial profits from contracts (“shadow DAC” and “shadow VOBA”),

-	technical reserves, where the discounted rate used depends directly on the performance of the assets (“shadow PM”).
Embedded derivatives
IFRS 4 provides for the separation of embedded derivatives in insurance contracts, particularly when these hybrid contracts are not assessed at fair value by income and when the features of the embedded derivatives are not closely linked with the features and risks of the host contract, and when the embedded derivative corresponds to the definition of a derivative instrument. Embedded derivatives corresponding to the definition of an insurance contract are not separated. SCOR has identified no embedded derivatives in its contracts.
Pension liabilities and similar benefits
Pension liabilities
The SCOR Group is involved in creating pensions for its staff, in accordance with the laws and practices of each country. Group staff in certain countries receives additional pension payments, paid as an annuity or in capital on retirement. The main countries concerned are France, the United States and Germany.
The benefits granted to Group employees are either in the form of defined contributions or defined benefit plans. Defined contribution plans are those where an employer pays fixed contributions into a separate entity, with no legal or constructive obligation to pay further contributions. As a result, only contributions paid or due as part of the financial year appear in the Group accounts. Defined benefit plans are those where a sum is paid to the employee upon retirement, which usually depends on one or several factors such as age, years of service and salary.
Obligations recognized on the balance sheet as defined benefit plans are recorded at the current value of the defined benefit obligation at the date of closure, less the market value of any plan assets, where appropriate, both having been adjusted by actuarial gains and losses and unacknowledged past services. The current value of the obligation is calculated annually by independent actuaries using the projected unit credit method. It is established by discounting the future expected benefits on the basis of Tier 1 bond market rates in the same currency as the benefits to be paid, and for a similar duration to the underlying obligation.
Actuarial gains and losses arising from adjustments linked to experience and the effects of changes in actuarial assumptions are reflected in shareholders’ equity.
Past service costs generated at the adoption or modification of a defined benefit plan are recognized as an expense on a straight-line basis, over the average period until the benefits become vested. When benefit rights are acquired upon the adoption of a plan or its modification, past service cost is immediately recognized as an expense.
Other long-term benefits
In some countries, the SCOR Group rewards employees for length of service by granting them a lump sum after certain periods of service. This occurs primarily in France, where the current value of the obligation is calculated annually by an independent actuary using the projected unit credit method. The obligation is recognized on the balance sheet.
Termination benefits
Employees are entitled to termination benefits when the Group makes one or more employees redundant, or encourages voluntary redundancies. The Group posts these payments into the accounts when it is demonstrably committed by means of a detailed formal plan for termination, which it could not realistically retract. Benefits payable more than twelve months after the closing date are discounted.
Share-based payment and share options
The SCOR Group grants its employees stock option plans. The fair value of the services received in exchange for the granting of options is recognized as an expense. The total amount that is recognized over the vesting period is established by reference to the fair value of options granted, excluding conditions of attribution that are not linked to market conditions (ROE, for example). These conditions are taken into account when determining the probable number of options to be acquired by the beneficiaries. At each closing date, the company reviews the estimated number of options to be acquired. Any impact is then posted in the income statement against shareholders’ equity for the remaining vesting period.
The Group also allocated shares to all its employees in 2004 and 2005. This allocation is reflected by posting of personnel expenses against an increase in shareholder’s equity over the vesting period.
The dilutive effect of outstanding options is reflected in the calculation of the diluted earnings per share.

Taxes
Deferred tax assets and liabilities are recognized using the balance sheet liability method of tax allocation for all temporary differences on the closing date between the tax base of assets and liabilities and their carrying value on the balance sheet.
Deferred tax assets are recorded when temporary tax differences occur that are associated with investments in subsidiaries and affiliated companies, unless the date on which this temporary difference reverses is controllable and if it is probable that the temporary difference will not be reversed in the foreseeable future.
Deferred tax on the restatement of capitalization reserves is recorded without including the probability of capital losses from asset disposals of securities subject to taxes from these reserves.
Deferred tax liabilities are not recorded in cases of temporary differences associated with investments in subsidiaries and affiliated companies unless it is probable that the temporary difference will be reversed in the foreseeable future and if it is likely that there will be a taxable profit to which the temporary difference can be imputed. The book value of deferred tax assets is reviewed at each closing date and reduced when it is no longer possible that a sufficient taxable benefit will be available to enable all or part of these deferred tax assets to be utilized.
Deferred tax assets and liabilities are assessed at the tax rate applicable in the fiscal year in which the asset will be sold or the liability settled, based on the tax rates (and tax regulations) that have been adopted or substantially adopted at the closing date.
Tax rates relating to items recorded directly as shareholders’ equity are recorded as equity and not in the income statement.
Principles for presentation of financial statements
Allocation of expenses by function
In conformity with the option offered by IAS 1, the Group opted to present its expenses by function on the income statement. This presentation provides information that is more relevant to readers than expenses by nature, but costs are allocated to different functions based on applied costs and are thus subject to decisions of judgment.
This method is identical to the method for presenting overhead expenses that was used for SCOR’s consolidated accounts under French GAAP. Operating expenses are divided into five categories: acquisition costs, claims settlement expenses, administrative expenses, investment portfolio management expenses, and other underwriting expenses. These expenses are allocated to the categories set out above, company by company.
Segment information
The Group’s business is divided into two distinct sectors: Non-Life insurance and Life insurance. Previously, SCOR’s segment information was divided into three areas: Non-Life Reinsurance, Life/Accident & Health and CRP. The legal structure has recognized these two areas since 2003. Each sector offers different products and services, which are marketed via separate channels. Given their specific nature, these sectors constitute the primary level of segment information.

Management has evaluated the performance of these segments and allocates resources to them in accordance with various performance indicators. The sum from inter-segment transactions, related to gross written premiums, is not significant.
3.10.3.6 Note 2 — Financial instruments

	At 30 June, 2006		At 30 December, 2005
In EUR millions	Net book value	Fair value	Net book value	Fair value

Real Estate Investments	288	366	317	384

Bonds	4,865	4,865	5,233	5,233

Equities	744	744	730	730

AFS	5,609	5,609	5,963	5,963

Bonds	122	122	166	166

Equities	99	99	229	229

Fair value by income	221	221	395	395

Loans and deposits	21	21	94	94

Receivables for deposited cash	1,284	1,284	1,278	1,278

Loans and receivables	1,305	1,305	1,372	1,372

Derivatives Instruments — Fair Value by income	43	43	35	35

Insurance Activity Investments	7,466	7,544	8,082	8,148

Derivatives Instruments — Hedging (liabilities)	(3)	(3)	(6)	(6)

Cash and cash equivalent	1,736	1,736	1,667	1,667

3.10.4 Statutory auditors’ report
This is a free translation into English of the statutory auditor’s review report issued in French and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.
To the Shareholders
In our capacity of statutory auditors and in accordance with the requirements of Article L. 232-7 of the French Commercial Law (the Code de Commerce), we hereby report to you on:
-	the review of the accompanying half-year consolidated financial statements of SCOR Group, for the period 1 January to 30 June 2006,

-	the verification of information contained in the half-year management report.
These half-year consolidated financial statements are the responsibility of the Board of Directors. Our role is to express a conclusion on these financial statements based on our review.
We conducted our review in accordance with professional standards applicable in France. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with professional standards applicable in France and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.
Based on our review, nothing has come to our attention that causes us to believe that the accompanying half-year consolidated financial statements are not prepared, in all material respects and as described in the notes to the financial statements, in accordance with the 2006 interim financial statements presentation and disclosure recommendations such as issued by the AMF as well as with the IFRS accounting and valuation rules such as adopted by the European Union.
Without qualifying the conclusion expressed above, we draw attention to Paragraph 4 of explanatory Note 1 which sets out the change in accounting principle due to the issuance of the “fair value option” amendment of standard IAS 39 — Financial Instruments: Recognition and Measurement, beginning 1st January 2006.
In accordance with professional standards applicable in France, we have also verified the information given in the interim half-year financial report commenting the half-year consolidated financial statements subject to our review.
We have no matters to report as to its fair presentation and consistency with the half-year consolidated financial statements.
Paris La Défense, 29 August 2006
The Statutory Auditors

MAZARS &	ERNST & YOUNG
GUERARD	Audit

Lionel Gotlib	Pierre Planchon

3.11.	THE GROUP PLANS TO ACQUIRE REVIOS TO CREATE SCOR GLOBAL LIFE, A TOP-TIER LIFE REINSURER
The SCOR Board meeting of 4 July 2006, chaired by Denis Kessler, approved the execution of an acquisition agreement between SCOR and GLOBALE Rückversicherungs-Aktiengesellschaft (“GLOBALE”) relating to the contemplated acquisition of 100% of the shares of the company Revios Rückversicherung AG (“Revios”), a company organized under German law. Under the terms of an amendment to the acquisition agreement dated 5 September 2006, it was decided that Revios would be acquired by SCOR VIE, a wholly-owned SCOR subsidiary. The completion of this acquisition remains subject to the fulfilment of certain conditions precedent that are customary for this type of transaction as well as the authorisation of the competent insurance or reinsurance company regulators. This acquisition will enable the Group to create a top- tier worldwide Life reinsurer.
The contemplated combination of Revios and SCOR VIE will create SCOR Global Life, which should reach the position of fourth26 largest Life reinsurer in the world with gross written premiums of approximately EUR 2,267 million in 2005 in Life reinsurance (SCOR: EUR 1,024 million; Revios: EUR 1,243 million)27. This acquisition would allow the creation of a top-tier platform offering worldwide coverage. In Europe in particular, SCOR Global Life would be one of the top five Life reinsurers on all the key markets.
3.11.1	Revios: a high-performance Life reinsurer
Based in Cologne, Revios is the former Life reinsurance unit of the Gerling Global Re group, which has successfully developed autonomously since 2002. Revios has since become the leading European reinsurer specializing in Life reinsurance, with offices in 17 countries. In 2005 Revios underwrote a premium volume of EUR 1,243.1 million in 42 countries throughout the world28.
Revios has recognised specialist expertise in high value-added products and has acquired in-depth knowledge of the reinsurance markets.
With their solid market reputation, Revios’ management team and 277 employees share a similar market approach with SCOR VIE. This shared vision is based on direct, long-term relationships with clients, products and services adapted to the specific requirements of cedants and an emphasis on research and development in actuarial science.
3.11.2	A combination that is perfectly consistent with SCOR’s strategy
This contemplated combination is fully in line with the Group strategy in place since 2002 and in particular with the SCOR Moving Forward Plan published in September 2004. Life reinsurance is a central element in the Group’s strategy, which is to maintain a balance between Life reinsurance and Property & Casualty reinsurance. This business mix enables the Group to lower its risk profile thanks to the diversity of its portfolio, to reduce the volatility of its results, and to optimise the use of its capital depending on the development of the respective markets.

[26]	Based on information published by Standard & Poor’s in Global Reinsurance Highlights 2005.

[27]	Source: Revios’ 2005 consolidated audited financial statements, prepared in accordance with IFRS.

[28]	Source: Revios’ 2005 consolidated audited financial statements, prepared in accordance with IFRS.

With this transaction, two structures complementing each other through their offices throughout the world and their service offerings, would join forces to create the fourth largest Life reinsurer in the world. This contemplated strategic combination will enable the Group to reinforce the contribution made by Life reinsurance to its results in a consolidating market.
3.11.3	SCOR Global Life is set to become a top-tier Life reinsurer

(a)	SCOR Global Life will have a critical mass on the major Life reinsurance markets, particularly in almost all European countries.

SCOR Global Life will combine the businesses of Revios and SCOR VIE. SCOR Global Life will thereby have a top-tier Life reinsurance platform with increased geographic diversity and an enhanced client base. Total premium income for SCOR Global Life in 2005 would have amounted to EUR 2,267 million, representing an estimated worldwide market share of approximately 8%.

In France, SCOR Global Life will strengthen its position as market leader. SCOR Global Life will be the third largest Life reinsurer in Germany, second in Spain and Italy, and amongst the top five in Northern Europe, the United Kingdom and Ireland.

In the United States and Canada, SCOR Global Life’s market share in Life reinsurance will reach approximately 5%, ensuring critical mass and credibility on the main Life reinsurance markets in the world.

In Asia, SCOR Global Life will be one of the top three players on the key markets (i.e. Japan and Korea).

SCOR Global Life will aim to develop its portfolio in Latin America, in other Asian countries and also in the CIS and the Middle East.

(b)	An efficient organisational structure with clear corporate governance rules

SCOR Global Life, SCOR Global P&C and SCOR will adopt the Societas Europaea status.

Following the model set by SCOR Global P&C, SCOR Global Life will be an operational entity. As part of the strategy set by the parent company, SCOR Global Life will be responsible for all Life reinsurance operations. SCOR Global Life will have the human and financial resources to ensure its development in a competitive market.

SCOR Global Life will be structured with a view to preserving each entity’s fields of excellence. SCOR Global Life should be structured around geographic profit centres based in Cologne, in Paris and in the United States, and around technical, cross-sector functions such as underwriting management, actuarial, finance management and research centres.

A liaison committee, comprising all the executive committee members of SCOR VIE and Revios, will manage SCOR Global Life’s operations until the transaction has been definitively consummated, and will define its organizational structure in detail. This liaison committee will monitor the work of the integration committees created in order to coordinate the combination of the two entities SCOR VIE and Revios. These integration committees will focus on the following areas: underwriting policy, organising the commercial network, information systems, accounting and finance systems and human resources. Two committees (North America and Asia) will deal with integration aspects specific to these regions.

Once the transaction has been completed, the governing bodies of SCOR Global Life will be established (i.e. board of directors, executive committee and key managers).

(c)	Synergies

The contemplated combination of SCOR VIE and Revios is based first and foremost on a shared strategic vision, on geographic complementarities, on convergent business plans and on a shared underwriting philosophy. As a result, the proposed merger will enable the creation of profit and development synergies. When the complementary nature of the products and zones of development are taken into account, the cost synergies are relatively limited. The complementarities of the two groups and the new size of SCOR Global Life should, in principle, generate additional income and profits, notably through an increased range of products and services, the sharing of expertise and technical underwriting specifications (e.g., long-term care and critical illness), easier access to business financing and increased growth potential on new markets.

Cost synergies will be generated in particular through team consolidation in those countries where SCOR VIE and Revios both have offices, the combination of IT systems, and optimised retrocession costs. The synergies identified so far are estimated at EUR 6 million in 2007 and EUR 12 million from 2008. In 2006, integration costs should be approximately EUR 15 million.

Revios’ integration within the Group will lower the Group’s cost ratio by over 1 percentage point. SCOR believes that these initial evaluations are confirmed by the work being conducted in the integration committees.
3.11.4	A financially attractive transaction
The total purchase price for the contemplated acquisition of 100% of the equity capital of Revios is EUR 605 million, representing 1.02x Revios’ Embedded Value in 2004. SCOR VIE will also be reimbursing EUR 50 million of Revios’ outstanding subordinated debt to GLOBALE and will pay the interim interest on the acquisition price and Revios’ subordinated debt.
SCOR will finance this contemplated acquisition through:
-	a subordinated debt issue of EUR 350 million, which was completed 28 July 2006, and

-	an upcoming share capital increase in the amount of EUR 300 to 350 million.
This financing structure will in principle ensure:
-	an accretive impact on Earnings Per Share from Year One (2007),

-	an estimated positive impact on SCOR’s Return On Equity from Year One (2007),

-	a reinforced level of financial strength and solvency.
This transaction should be finalised in the fourth quarter of 2006, subject, in particular, to receiving all of the required authorisations from the regulatory authorities.
On 6 September 2006, the European Commission decided not to oppose the proposed acquisition of Revios by the Group. Indeed, the Commission estimated that the proposed merger is in accordance with the rules of the single market and the European Economic Area Agreement.

As of the date of this Update Document, all authorizations of the competition authorities to which the planned merger was submitted have been obtained, and five regulatory approvals from insurance regulators (or their equivalent) out of seven necessary approvals have been obtained.
Key figures

	SCOR[29]	REVIOS[30]
in EUR millions	2005	2005

Gross written premiums	2,407	1,243.1
Operating income	242	83.3
Net income	131	53.5
Embedded Value	693 [31]	592 [32]
Liabilities relating to contracts	9,741	4,338.8
Investments	9,635	4,279

Employees (at 30 June 2006)	891	277
Offices	24	17

3.12.	SUCCESSFUL COMPLETION OF A EUR 350 MILLION SUBORDINATED DEBT ISSUE AS PART OF THE REVIOS ACQUISITION
The EUR 350 million deeply subordinated debt issue launched on 18 July 2006 by SCOR, as part of the financing of the Revios acquisition, was a great success and was completed on 28 July 2006.
This issue of deeply subordinated perpetual bonds (Tier 1) was more than two times oversubscribed by 70 institutional investors from 12 different countries. The book-building was completed in less than four hours.
The interest rate on the notes is 6.154%, representing 190 basis points above the reference rate (MID SWAP).
The strong market demand that has enabled SCOR to achieve these conditions bears witness to the quality of the Group’s credit risk, as well as to the confidence of investors in the Group’s long-term strategic positioning.

[29]	Source: SCOR: 2005 consolidated and audited financial statements, prepared in accordance with IFRS.

[30]	Source: Revios: 2005 consolidated and audited financial statements, prepared in accordance with IFRS.

[31]	European Embedded Value of SCOR Vie at 31 December 2005.

[32]	Embedded Value of Revios at 31 December 2004 as published by Revios.

With this transaction, SCOR has completed the first stage of the financing plan determined as part of the contemplated Revios acquisition, which was announced on 5 July 2006. The financing of the remaining purchase price will be achieved through a capital increase.
3.13.	INFORMATION ON SHARE CAPITAL
3.13.1	Distribution of share capital
Based on the most recent (February 2006) study on identifiable bearer securities presented in the Reference Document and updated to include SCOR treasury shares as of 30 June 2006, the distribution of SCOR ordinary shares is as follows:

				% of voting
Shareholder	Number of shares		% of capital	rights(1)

Groupama / Gan Groupe	155,246,370	(2)	16.03%	16.35%
Silchester	76,771,648	(3)	7.92%	8.08%
Marathon AM	56,566,688	(3)	5.84%	5.96%
Groupe MAAF-MMA	33,725,874	(4)	3.48%	3.55%
MACIF	29,908,937	(5)	3.09%	3.15%
Generali	15,100,507	(6)	1.56%	1.59%
MATMUT	14,130,983	(7)	1.46%	1.49%
Employees	3,350,517	(8)	0.35%	0.35%
Treasury stocks	19,110,915		1.97%
Other	564,856,631		58.30%	59.48%
Total	968,769,070		100%	100%

(1)	The percentage of voting rights is determined based on the number of shares at closure, after deducting the Company’s treasury stock

(2)	Source: Groupama — this figure includes 139,439,071 shares held directly and 15,807,299 shares held through subsidiaries and Caisses Régionales

(3)	Source: Silchester, Marathon — these companies are shareholders through the funds and mutual funds

(4)	Source: MAAF-MMA

(5)	Source: MACIF

(6)	Source: Generali

(7)	Source: Matmut

(8)	This figure includes 1,695,417 shares held directly and 1,655,100 shares held through a SCOR mutual fund
3.13.2	Share repurchase programme
On 16 May 2006, in its fifth resolution, the Combined General Meeting of Shareholders authorized the Company to purchase and sell its own shares in compliance with Articles L. 225-209 et seq. of the French Commercial Code, as well as the applicable provisions of European Regulation 2273/2003 of 22 December 2003 and the General Regulations of AMF.

The objectives of this repurchase program are as follows:
— stimulating the secondary market or share liquidity, through an investment service provider under a liquidity agreement consistent with a code of conduct recognized by the AMF;
— implementing any Company stock-option plan in compliance with Articles L. 225-177 et seq. of the French Commercial Code;
— granting free shares to employees and/or corporate officers;
— granting shares to employees and, if applicable, corporate officers, under profit-sharing and savings plans, as permitted by law, in particular Articles L. 443-1 et seq. of the French Labor Code;
— purchasing shares to hold and for subsequent delivery for exchange or consideration relating to potential transactions for external acquisitions;
— delivering shares in consideration for the exercise of rights attached to securities giving access to share capital;
— cancelling shares so repurchased, as permitted by law and subject to the adoption of the ninth resolution by the Combined General Meeting of Shareholders of 16 May 2006.
The maximum number of shares that may be repurchased in connection with this authorization is set at 10% of the share capital, with the understanding that (i) the number of shares purchased by the Company for the purpose of conservation and subsequent delivery as consideration or in exchange for a merger, demerger or contribution shall not exceed 5% of its share capital, as provided by Article L. 225-209 (6) of the French Commercial Code, and (ii) the foregoing limit shall apply to a number of shares which may, if applicable, be adjusted to take into account transactions affecting share capital subsequent to the Combined General Meeting of Shareholders of 16 May 2006, but purchases by the Company shall under no circumstances cause it to hold, either directly or indirectly, more than 10% of its share capital and the aggregate amount which the Company may use to repurchase its own shares shall comply with Article L. 225-210 of the French Commercial Code.
This authorization is granted for a period that will expire at the next Annual General Meeting of Shareholders held to approve the accounts without, however, exceeding a maximum time limit of eighteen months as of the date of the Combined General Meeting of Shareholders of 16 May 2006. It supersedes the authorization granted by the Combined General Meeting of Shareholders of 31 May 2005 in its eleventh resolution.
The description of the share repurchase program submitted to the Combined General Meeting of Shareholders was published by the Company on 5 May 2006.
During the first half of 2006, SCOR repurchased EUR 18 million worth of its own shares intended to cover the employee stock-award plans. SCOR now holds 19,110,915 of its own shares versus 9,110,915 at 31 December 2005. At 30 June 2006, the nominal value of these shares amounted to EUR 15,053,615 while their book value totaled EUR 33,457,072.

3.13.3	Reverse Split
On 16 May 2006, the Combined General Meeting of Shareholders resolved to perform a 10-for-1 reverse split of the shares comprising SCOR’s share capital. The conversion period for exchanging old shares for new ones will start 15 days after publication of the reverse split notice in the Bulletin des annonces légales obligatoires. The Combined General Meeting of Shareholders granted the Board of Directors all powers to implement the reverse split of the Company shares including setting the publication date for the above-mentioned notice and initiating the reverse split transaction. To date, the Board of Directors has not set a publication date for the reverse split notice.
3.13.4	Authorized Capital – Free Share and Stock-Option Awards in 2006
3.13.4.1	Authorized Capital
On 16 May 2006, in its sixteenth resolution, the Combined General Meeting of Shareholders established, in compliance with Article L. 225-129-2 of the French Commercial Code, the aggregate ceiling for the capital increase which, immediately or at a future date, could result from all issues of shares or securities granting access to the capital, as per the delegations of authority provided in the eighth, tenth, eleventh, twelfth, and thirteenth resolutions of the Combined General Meeting of Shareholders of 16 May 2006, at a maximum nominal amount of EUR 267,029,360.97, i.e. a maximum number of 339,000,000 shares, with a par value of EUR 0.78769723 each, excluding the additional ordinary shares to be issued, if applicable, pursuant to adjustments carried out in compliance with the law and applicable contractual stipulations, to protect the rights of holders of securities granting access to the Company’s capital, with the understanding that within the limit of this aggregate ceiling:
— any issue of ordinary shares preserving the shareholders’ preferential subscription right, as per the eighth resolution of the Combined General Meeting of Shareholders of 16 May 2006, may not result in the issue of a number of shares (of a nominal value of EUR 0.78769723 each) greater than 300,000,000 shares, i.e., an increase of the share capital amounting to a maximum nominal amount of EUR 236,309,169;
— any issue of ordinary shares without preferential subscription right for the benefit of categories of persons pursuant to Article L. 225-138 of the French Commercial Code, as per the tenth resolution of the Combined General Meeting of Shareholders of 16 May 2006, may not result in the issue of a number of shares (of a nominal value of EUR 0.78769723 each) greater than 5,000,000 shares, i.e., an increase of the share capital amounting to a maximum nominal amount of EUR 3,938,486.15;
— the stock subscription and purchase options granted pursuant to the eleventh resolution of the Combined General Meeting of Shareholders of 16 May 2006, may not grant rights to a total number of shares of the Company greater than 14,500,000, i.e., an increase of the share capital amounting to a maximum nominal amount of EUR 11,421,609.835;
— the total number of free shares awarded to employees of the Company pursuant to the twelfth resolution of the Combined General Meeting of Shareholders of 16 May 2006, may not be greater than 14,500,000, i.e., an increase of the share capital amounting to a maximum nominal amount of EUR 11,421,609.835;
— the capital increase(s) that may be carried out by the Board of Directors, pursuant to the thirteenth resolution of the Combined General Meeting of Shareholders of 16 May 2006 (through the issue of shares whose subscription shall be reserved for employees of the Company and the French and foreign companies related thereto within the meaning of Article

L. 225-180 of the French Commercial Code, who participate in a company savings plan (plan d’épargne d’entreprise) and/or any mutual fund through which the new shares thus issued would be subscribed), may not grant the right to a total number of shares greater than 5,000,000, i.e., an increase of the share capital amounting to a maximum nominal amount of EUR 3,938,486.15;
Noting that the amounts set forth above (i) do not take into account the nominal amount of the share capital to be issued, as necessary, under adjustments made in compliance with the law and applicable contractual stipulations, to protect the rights of holders of securities granting access to the Company’s capital, and (ii) shall be adjusted in order to reflect the reverse split of the Company’s shares that will be carried out in compliance with the decision made by the Combined General Meeting of Shareholders of 16 May 2006, pursuant to its seventeenth resolution.
3.13.4.2	Free Share Awards in 2006
On 16 May 2006, in its twelfth resolution, the Combined General Meeting of Shareholders authorized the Board of Directors to award, on one or several occasions, to salaried employees and executive officers (or certain salaried employees and executive officers), as defined by law, who are employed by the Company and the companies or groups related thereto within the meaning of Article L. 225-197-2 of the French Commercial Code, free shares that either exist or are to be issued, and resolved that the Board of Directors would determine the identity of the beneficiaries of the awarded shares as well as the conditions and criteria for awarding the shares. In addition, the Combined General Meeting of Shareholders resolved that (i) the total number of free shares awarded pursuant to this authorization may not be greater than 14,500,000 shares, (ii) the awarding of shares to their beneficiaries shall be final only at the end of a minimum vesting period of two years, (iii) the beneficiaries will be subject, as applicable, to an obligation to retain the shares, as per the conditions provided in the applicable regulations, and that (iv) the Board of Directors shall have the right to increase the terms of the vesting period and of the lock-up obligation.
The Combined General Meeting of Shareholders also authorized the Board of Directors to carry out one or more capital increases by capitalizing profits, reserves or premiums in order to issue the free shares under the conditions stipulated herein (noting that the nominal amount of any capital increase carried out pursuant to this delegation of authority shall be deducted from the aggregate ceiling set forth in the fourteenth resolution of the Combined General Meeting of Shareholders of 16 May 2006) and officially noted that this authorization requires, by law, that the shareholders renounce the portion of the profits, reserves and premiums which, if applicable, would be used to issue the new shares.
The Combined General Meeting of Shareholders grants all rights to the Board of Directors, within the limits set forth above, to implement this authorization and in particular to:
— determine if the free shares to be awarded shall be shares to be issued in the future or existing shares;
— if applicable, increase the share capital by capitalizing reserves, profits or premiums in order to issue the free shares;
— set, within legal conditions and limits, the dates on which the shares shall be awarded;
— determine the identity of the beneficiaries, the number of ordinary shares awarded to each of them, the terms for granting ordinary shares, and in particular the vesting and holdings periods for the ordinary shares thus awarded;

— if applicable, and in order to preserve the rights of the beneficiaries, make adjustments to the number of free shares awarded based on proposed transactions carried out on the Company’s capital; and
— more generally, with the right to sub-delegate under conditions provided for by law, enter into any agreements, draft any documents, recognize capital increases following final awards, amend the Bylaws accordingly as applicable, request the listing of the new shares on the Eurolist by Euronext Paris S.A. market or any other regulated market, carry out any formalities or any declarations with any agencies and, more generally, to do whatever would be otherwise necessary.
Each year, the Board of Directors shall inform the Ordinary General Meeting of Shareholders of the transactions and awards carried out pursuant to this resolution in accordance with Article L. 225-197-4 of the French Commercial Code.
This authorization is granted for a period of eighteen months as of the date of the Combined General Meeting of Shareholders of 16 May 2006, and superseded the authorization granted by the Combined General Meeting of Shareholders of 31 May 2005 in its nineteenth resolution.
On 5 July 2006, the Board of Directors, pursuant to the delegation of authority conferred by the twelfth resolution of the Combined General Meeting of Shareholders of 16 May 2006, and on the recommendation of the Compensation and Nominations Committee, established a plan for the awarding of free shares to certain corporate officers and employees of SCOR and its subsidiaries in France and abroad, in accordance with Articles L. 225-197-1 et seq. of the French Commercial Code. This plan consists of awarding Company treasury shares and therefore does not result in any capital increase.
The shares are transferred to the beneficiaries with full ownership at the end of a two-year vesting period, as calculated from the date of the award, i.e. 5 July 2008, subject to the beneficiary’s continued employment by the Group on 20 June 2008.
The table below presents the number of free shares awarded to each corporate officer on 5 July 2006:

Denis Kessler	550,000
Patrick Thourot	250,000
The directors were not awarded any free stock, except for Denis Kessler in his capacity as Chairman and Chief Executive Officer.
3.13.4.3 Stock subscription or purchase option awards in 2006
On 16 May 2006, in its eleventh resolution, the Combined General Meeting of Shareholders authorized the Board of Directors, within the scope of the provisions of Articles L. 225-177 to

L. 225-185 of the French Commercial Code, to grant, on one or several occasions, for the benefit of salaried employees and corporate officers (or certain salaried employees or corporate officers), who are employed by the Company and the companies or entities related thereto under the terms of Article L. 225-180 of the French Commercial Code, options granting the right to subscribe to new Company shares to be issued by way of capital increase, as well as options granting the right to purchase shares of the Company resulting from share repurchases carried out by the Company under the conditions provided by law.
The Combined General Meeting of Shareholders of 16 May 2006 also resolved that the options to subscribe and/or purchase shares granted pursuant to this authorization may not grant the right to a total number of Company shares greater than 14,500,000 shares, and that the nominal amount of potential capital increases carried out pursuant to the issue of these shares shall be deducted from the aggregate ceiling set in the fourteenth resolution of the Combined General Meeting of Shareholders of 16 May 2006.
Finally, the Combined General Meeting of Shareholders of 16 May 2006 resolved that the payment price at the time of exercise of the options to subscribe and/or purchase shares shall be set by the Board of Directors, under conditions set forth by law, on the day the options will be granted. If the Company carries out one of the transactions provided by Article L. 225-181 of the French Commercial Code, the Board of Directors shall, in compliance with the regulations then in effect, adjust the number and the price of the shares that may be obtained by the exercise of the options granted to the beneficiaries to take into account the effect of this transaction. It also noted that this authorization requires the express waiver by the shareholders benefiting from the stock options of their preferential subscription right to the shares to be issued from time to time as the subscription options are exercised. The capital increase resulting from the exercise of the stock options will be completed simply by the declaration of the exercise of the option accompanied by the subscription bulletins and payments that may be made in cash or by offsetting debts with the Company.
The Combined General Meeting of Shareholders of 16 May 2006 conferred all powers to the Board of Directors to implement this authorization and in particular to:
— determine the list of beneficiaries of options and the number of options allocated to each of them; and
— establish the terms and conditions of the options, and in particular:
— to establish, within legal conditions and limits, the dates on which the options shall be granted;
— the term of validity of the options, with the understanding that the options must be exercised within a maximum time limit of ten years;
— the date(s) or exercise period(s) of the options, with the understanding that the Board of Directors may (a) advance the dates or exercise periods for the options, (b) maintain the exercisable nature of the options or (c) modify the dates or periods during which the shares obtained by the exercise of the options may not be assigned or placed in bearer form;
— potential clauses prohibiting the immediate sale of all or part of the shares resulting from the exercise of options, provided that the required time period for retaining the shares does not exceed three years as of the exercise of the option;
— if applicable, to limit, suspend, restrict or prohibit the exercise of the options or the assignment or putting into bearer form of the shares obtained by the exercise of the options, for certain periods or as of certain events; the Board’s decision in this regard may cover all or part of the options or shares or concern all or part of the beneficiaries;
— to determine the interest payment date, which may be retroactive, for the new shares resulting from the exercise of the stock subscription options.
The Combined General Meeting of Shareholders of 16 May 2006, resolved that the Board of Directors shall have all powers, with the right to subdelegate under the conditions provided by law, to recognize capital increases up to the amount of the shares that shall be effectively subscribed by the exercise of the stock options, to amend the Bylaws accordingly, and by its sole decision and at its discretion, to charge the capital increase costs against the amount of premiums related to such transactions, deduct the necessary amounts for the transfer to the legal reserve, carry out all necessary formalities for the listing of the shares thus issued, make any necessary declarations to all bodies and do whatever would otherwise be necessary. Each year, the Board of Directors shall inform the Ordinary General Meeting of Shareholders of the transactions carried out pursuant to this authorization.
This authorization is granted for a period of eighteen months as of the date of the Combined General Meeting of Shareholders of 16 May 2006, and supersedes the authorization granted by the Combined General Meeting of Shareholders of 31 May 2005 in its eighteenth resolution.
On 29 August 2006, the Board of Directors, pursuant to the delegation of authority conferred by the eleventh resolution of the Combined General Meeting of Shareholders of 16 May 2006, and on the recommendation of the Compensation and Nominations Committee, established a stock option plan for certain corporate officers and employees of SCOR and its subsidiaries in France and abroad, as per the legal provisions set out in Articles L. 225-197 et seq. of the French Commercial Code.
The total number of 7,465,000 options may be exercised on one or several occasions from 15 September 2010, through 15 May 2016, and will give the right to one share per option. As of that date, the unexercised stock options will become null and void as of right.
Since the decision of the Board of Directors was taken during a blackout period relating to the publication of SCOR’s consolidated half-yearly financial statements on 30 August 2006, the Board of Directors delegated all powers to the Chairman and Chief Executive Officer to (i) fix the option price and (ii) determine the final award of the option on the day of the decision of the Chairman and Chief Executive Officer. On 14 September 2006, the Chairman and Chief Executive Officer, making use of this delegation, set the option price at EUR 1,914 and acknowledged the final award of the options.
The following table presents the number of stock options attributed to each corporate officer on 29 August 2006:

Denis Kessler	550,000
Patrick Thourot	250,000
The Directors were not awarded any stock subscription option except for Denis Kessler in his capacity as Chairman and Chief Executive Officer.
3.13.4.4	Capital increases reserved for members of a company saving plan (PEE) in 2006
On 16 May 2006, the Combined General Meeting of Shareholders in its thirteenth resolution, voting with the quorum and majority conditions required for extraordinary shareholders’ meetings, in compliance with the provisions of Articles L. 225-129, L. 225-129-2, L. 225-129-6, L. 225-138 and L. 225-138-1 of the French Commercial Code, and with Articles L. 443-1 et seq. of the French Labor Code:
— delegated to the Board of Directors the authority to increase the share capital, on one or several occasions, in the proportions and at the times it will deem appropriate, by the issue of shares to be paid up in cash and whose subscription shall be reserved for the employees of the Company and the French and foreign companies related thereto under Article L. 225-180 of the French Commercial Code, who participate in a company savings plan and/or any mutual fund through which the new shares thus issued would be subscribed;
— resolved that the possible capital increase(s) authorized by the Board of Directors under this authorization and carried out immediately or at a future date, may not grant right to a total number of shares greater than 5,000,000, excluding additional shares to be issued, if applicable, as a result of adjustments carried out pursuant to the law and to applicable contractual stipulations, to protect the rights of holders of securities granting access to the Company’s capital, with the understanding that the nominal amount of any capital increase carried out pursuant to this delegation of authority shall be deducted from the aggregate ceiling set out in the fourteenth resolution of the Combined General Meeting of Shareholders of 16 May 2006;
— resolved that the issue price of the new shares may not be greater than the average of the opening market prices during the twenty trading sessions preceding the date of the Board of Directors’ decision setting the subscription opening date, or lower than this average less the maximum discount allowed by law on the date of the Board of Directors’ decision;
— resolved to cancel, in favor of employees who participate in a company savings plan, the shareholders’ preferential subscription right to the new shares issued pursuant to this delegation of authority and to waive any right to shares or other securities which may be awarded on the basis of this resolution.
The General Meeting of Shareholders granted all powers to the Board of Directors, with the right to sub-delegate such powers in compliance with the law, to determine, in accordance with the established conditions, the terms of the issue(s) carried out pursuant to this delegation of authority and in particular:

— to set the terms and conditions for participating in the savings plan and establish or amend the regulations of this plan;
— to draft the list of companies whose employees or former employees could benefit from the issue;
— to decide whether the subscriptions may be carried out through group organizations or directly by the beneficiaries;
— to set the conditions, in particular concerning seniority, that the employees must fulfill in order to subscribe, either individually or though a mutual fund, to the shares issued pursuant to this delegation of authority;
— to set the amounts of such issues and determine the price, dates, time limits, terms and conditions of subscription, payment and delivery of the shares issued pursuant to this delegation of authority, as well as the interest payment date, which may be retroactive;
— to determine, as applicable, the amount of the sums to be incorporated into the capital within the limit set forth above, the line item(s) under shareholders, equity to which such amounts shall be charged as well as the conditions for awarding the shares;
— to recognize or have recognized the realization of the capital increase up to the amount of shares are effectively subscribed;
— if applicable, to charge the expenses, duties and fees incurred by such issues against the issue premium in capital and to deduct from the issue premium, if applicable, the amounts required to establish the legal reserve; and
— in general, to carry out any act and formality, take any decision and enter into any useful or necessary agreement (i) to successfully complete the issues carried out pursuant to this delegation of authority and, in particular, for the issue, subscription, delivery, interest payment, listing and financial service of the new shares, as well as the exercise of the related rights, and (ii) to acknowledge the final completion of the capital increase(s) pursuant to this delegation of authority and to amend the Bylaws accordingly.
The shareholders’ meeting officially noted that this delegation may be used for a public offering or exchange of the shares of the Company in accordance with the provisions of Article L. 225-129-3 of the French Commercial Code.
This delegation is granted for a period of eighteen months as of the date of the Combined General Meeting of Shareholders of 16 May 2006, and supersedes the authorization granted by the Combined General Meeting of Shareholders of 31 May 2005 in its twentieth resolution.
As of the date of this Update Document, this delegation of authority has not been used.
3.14.	EMPLOYMENT PROTECTION PLAN
The employment protection plan that was put into place from September/October 2005 to 31 December 2005 will cease on 1 October 2006, with the departure of a total of 101 employees, only 16 of whom were involved with SCOR Life.
At 31 August 2006, the Group employed 885 persons.

3.15.	HIGHFIELDS CAPITAL CASE AGAINST SCOR IS DISMISSED
The United States District Court for the District of Massachusetts ordered on 16 August 2006 that the case brought by the Highfields investment funds against SCOR be dismissed without prejudice due to the Highfields investment funds’ failure to establish the Court’s subject matter jurisdiction.
SCOR has been informed by the Highfields investment funds that they have filed a new complaint in the Suffolk County Superior Court of Massachusetts, but this complaint has not yet been delivered to SCOR.
SCOR has always considered and continues to consider that the Highfields investment funds made a successful, highly profitable investment in IRP, and SCOR believes the Highfields investment funds have no legitimate basis for complaint. SCOR intends to defend against any newly commenced action, to preserve its options to seek redress, and to pursue the Highfields investment funds for damages and expenses incurred in defending itself against what it believes is unfounded litigation by the Highfields investment funds.
3.16.	AM BEST RAISES THE SCOR GROUP RATING TO “A-, STABLE OUTLOOK”
SCOR is pleased with the decision made on 8 September 2006 by AM BEST to raise the rating of the Group and its subsidiaries from “B++, positive outlook” to “A-, stable outlook.” The rating of Revios, which had been placed under review with negative implications following the announcement of its combination with SCOR, has been affirmed “A-, stable outlook.”
The return of SCOR to an “A” level rating, qualifies by AM Best as “excellent,” completes the Moving Forward plan and confirms the solidity of its financial base and its high degree of solvency.
This improvement in the SCOR Group rating to “A-, stable outlook” by AM Best will notably spur the US underwriting of SCOR Global Life, the Life reinsurance subsidiary of SCOR which will result from the combination of SCOR VIE and Revios.
This upgrading will favour the implementation of the rigorous and focused underwriting plan which SCOR Global P&C intends to follow in Property and Casualty reinsurance in the United States. The objective of SCOR Global P&C in the United States is to grow its business with the same approach as that used in the other markets where the Group operates. Within the framework of the strict underwriting criteria put in place since 2003, SCOR Global P&C aims to regain treaty shares in market segments which the Group knows well. SCOR will not write those lines of business which the Group discontinued underwriting in 2002.
In the rest of the Americas (i.e. Canada and Latin America), the upgrading of the SCOR Group’s rating to “A-, stable outlook” by AM Best will be beneficial to the pursuit of growth in the Group’s business. In particular, SCOR is strengthening its underwriting teams in the Latin American and the Caribbean zones, capitalizing on its longstanding and extensive presence in these markets. Based in Miami, Messrs. J. Grieve, H. Barbanell, L. de Segonzac and R. Blanco, previously with another top tier reinsurer, joined the SCOR underwriters operating currently in the markets of the Caribbean and Latin America in September 2006.
In order to promote the re-energizing of its business in the Americas, SCOR will modify the structure of its American Non-Life business. This modification, which will be carried out in coming months, is twofold: first, SCOR Reinsurance Company is acquiring General Security Indemnity Company of Arizona , an US surplus lines operation, from General

Security National Insurance Company (“GSNIC”); second, SCOR is acquiring GSNIC, an entity entirely dedicated to run-off, from SCOR Reinsurance Company. In the context of this reorganization, SCOR is contributing USD 80 million to SCOR Reinsurance Company. These transactions are subject to the necessary regulatory approvals.
Conditions are now met for the SCOR Group to benefit from the opportunities offered by the US Life and Non Life reinsurance markets.
4.	CROSS REFERENCE TABLE TO APPENDIX I OF EUROPEAN REGULATION (EC) No. 809/2004
The cross reference table below refers to the principal items requested by Appendix I of the European Regulation (EC) No. 809/2004 implementing directive No. 2003/71/CE of the European Parliament and the Council concerning information contained in prospectuses. The information referred to in the Update Document column below updates, as the case may be, the corresponding information in the Reference Document. The page numbers in the “Reference Document” column refer to the SCOR Reference Document furnished to the SEC under cover of 6-K on 11 April 2006.

Reference
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Appendix I of EC Regulation No. 809/2004 of 29 April 2004			Référence)	Update Document
1.	PERSONS RESPONSIBLE
1.1	Persons responsible for the information.		p. 180	p. 3
1.2	Declaration by those responsible.		p. 180	p. 3
2.	STATUTORY AUDITORS
2.1	Names and addresses of the auditors for the period covered by the historical financial information (together with their membership in a professional body).		p. 180 to 181	p. 5
2.2	Change of statutory auditors during the period covered by the historical financial information.		Not applicable	Not applicable
3.	SELECTED FINANCIAL INFORMATION
3.1	Selected historical financial information presented for each financial year for the period covered by the historical financial information.		p. 8 to 10	p. 21
3.2	Financial information presented for interim periods and comparative data from the same period in the prior financial year.		Not applicable	p. 21
4.	RISK FACTORS		pp. 59 to 61 and
			pp. 115 to 125	See RD32
5.	INFORMATION ABOUT THE ISSUER
5.1	History and Development of the Company
	5.1.1	Legal and commercial name;	p. 97	See RD
	5.1.2	Place of registration and registration number;	p. 98	See RD
	5.1.3	Date of incorporation and length of life of the issuer,
		except where indefinite;	p. 98	See RD

[32]	See Reference Document

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Appendix I of EC Regulation No. 809/2004 of 29 April, 2004			Référence)	Update Document
	5.1.4	Domicile and legal form of the issuer, legislation under which the issuer operates, country of incorporation, address and
		telephone number of its registered office;	pp. 97 and 98	See RD
	5.1.5	Important events in the development of the Company’s business.	pp. 18 and 72	p. 10; p. 32; p. 35;
			pp. 109 to 110	p. 51; p. 64
5.2	Investments
	5.2.1	Principal investments for each financial year for the period covered by
		the historical financial information;	pp. 128 and 129	See RD
	5.2.2	Principal investments that are in progress;	pp. 128 and 129	p. 24; p. 34
	5.2.3	Principal future investments on which its management bodies have already
		made firm commitments.	Not applicable	pp. 51 to 53
6.	BUSINESS OVERVIEW
6.1	Principal activities
	6.1.1	Nature of the issuer’s operations and its principal activities, stating the main categories of products sold and/or services performed for each
		financial year for the period covered by the historical financial information;	p. 110 to 114	See RD
	6.1.2	New products and/or services, and the status of the development of the
		new products or services.	Not applicable	Not applicable
6.2	Principal markets.		pp. 112 to 114	p. 23; pp. 28-29
6.3	Exceptional factors that have influenced the principal activities and markets.		pp. 8 to 9	pp. 21 and 22
6.4	Extent of the issuer’s dependence on patents or licenses, industrial, commercial		pp. 59 to 60 and
	or financial contracts or new manufacturing processes.		pp. 115 to 123	See RD
6.5	Basis for any statements made by the issuer regarding its competitive position.		p. 114	pp. 51 and 52
7.	ORGANIZATIONAL STRUCTURE
7.1	Brief description of the group and SCOR’s position within the group.		p. 5 and p. 130	p. 10 to 13
7.2	List of the issuer’s significant subsidiaries, including name, country of incorporation or residence, proportion of ownership interest and proportion of voting
	power held.		p. 52; p. 84	p. 11
8.	PROPERTY, PLANTS AND EQUIPMENT
8.1	Existing or planned material tangible fixed assets, including leased properties, and any major encumbrances thereon.		Not applicable	Not applicable
8.2	Environmental issues that may affect the issuer’s utilization of the tangible fixed assets.		Not applicable	Not applicable
9.	OPERATING AND FINANCIAL REVIEW
9.1	Financial Condition		pp. 8 to 10; p. 18;	pp. 14 to 20; p. 21;
			p. 72	pp. 32 to 34
9.2	Operating Results		pp. 6 to 13 and pp. 73 to 77
p. 23 to 33
10.	CAPITAL RESOURCES
10.1	Information concerning the issuer’s capital resources (both short and long term)		p. 15; p. 87;
			pp. 102 to 107	p. 29
10.2	Sources and amounts of the issuer’s cash flows		p. 14; p. 17 and p. 59	p. 31
10.3	Information on the borrowing requirements and funding structure of the issuer		pp. 48 to 49 and
			pp. 102 to 104	p. 54
10.4	Information regarding any restrictions on the use of capital resources		Not applicable	Not applicable
10.5	Information regarding the anticipated sources of funds needed to fulfill commitments referred to in items 5.2.3 and 8.1.		Not applicable	p. 35; p. 53; p. 54

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Appendix I of EC Regulation No. 809/2004 of 29 April, 2004		Référence)	Update Document
11.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES	Not applicable	Not applicable
12.	TREND INFORMATION
12.1	Most significant trends in production, sales and inventory and costs and selling prices since the end of the last financial year	Not applicable	pp. 5 to 9
12.2	Known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the issuer’s prospects for at least the current financial year.	Not applicable	pp. 51 to 53; p. 63 to 65
13.	PROFIT FORECASTS OR ESTIMATES	Not applicable	Not applicable
14.	ADMINISTRATIVE, MANAGEMENT AND SUPERVISORY BODIES AND SENIOR MANAGEMENT
14.1	Information on the members of the board and senior management.	pp. 133 to 146	See RD
14.2	Administrative, Management, and Supervisory bodies and Senior Management conflicts of interests.	p. 146 and p. 158	See RD
15.	REMUNERATION AND BENEFITS
15.1	Amount of remuneration paid and benefits in kind granted to board members and senior management for the 2005 financial year.	pp. 146 to 156	See RD
15.2	Total amounts set aside or accrued to provide pension, retirement or similar benefits for the 2005 financial year.	p. 52; p. 87 and pp. 146 to 151	See RD
16.	BOARD PRACTICES
16.1	Date of expiration of the current terms of office	pp. 133 to 142 and pp. 143 to 145	See RD
16.2	Information about members of the administrative and management bodies’ service contracts with the issuer or any of its subsidiaries	p. 146	See RD
16.3	Information about the issuer’s audit committee and remuneration committee	pp. 159 to 160	See RD
16.4	Principles of Corporate governance.	p. 146 and pp. 157 to 170	See RD
17.	EMPLOYEES
17.1	Number of employees	p. 115
17.2	Information as to their share ownership and any options over such shares by the members of the administrative, management bodies in the issuer as of the most recent practicable date.	pp. 56 to 58 pp. 151 to 156	p. 55 to 62
17.3	Arrangements involving the employees in the capital of the issuer.	pp. 56 to 58; pp. 89 to 90; p. 107	p. 58 to 63
18.	MAJOR SHAREHOLDERS
18.1	Shareholders with over 5% of the issuer’s capital or voting rights	pp. 106 to 107	p. 55
18.2	Negative statement on the absence of differences among the voting rights of different shareholders.	p. 107	See RD
18.3	Direct or indirect control by a shareholder	Not applicable	Not applicable
18.4	Describe any arrangement, known to the issuer, the operation of which may at a subsequent date result in a change in control of the issuer.	Not applicable	Not applicable
19.	RELATED PARTY TRANSACTIONS	p. 43; p. 52; pp. 65 to 69; p. 84; p. 86; pp. 171 to 175	Not applicable
20.	FINANCIAL INFORMATION CONCERNING THE ISSUER’S ASSETS AND LIABILITIES, FINANCIAL POSITION AND PROFITS AND LOSSES

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Appendix I of EC Regulation No. 809/2004 of 29 April, 2004	Référence)	Update Document
20.1 Historical Financial Information	pp. 72 to 96	See RD
a) balance sheet;	pp. 73 to 74	See RD
b) income statement;	pp. 75 to 77	See RD
c) statement of changes in equity;	p. 87	See RD
d) accounting principles and explanatory notes;	p. 72; pp. 79 to 94	See RD
e) corresponding audit report.	pp. 95 to 96	See RD
20.2 Pro forma financial information	Not applicable	Not applicable
a) pro forma balance sheet and income statement;	Not applicable	Not applicable
b) auditors’ report.	Not applicable	Not applicable
20.3 Consolidated financial statements[33]	pp. 11 to 72	See RD
a) balance sheet;	pp. 10 to 12	See RD
b) income statement;	p. 13; pp. 16 and 17	See RD
c) statement of changes in equity;	p. 15	See RD
d) cash flow statement;	p. 14	See RD
e) accounting principles and explanatory notes;	pp. 21 to 69	See RD
e) corresponding audit report.	pp. 70 to 71	See RD
20.4 Auditing of historical annual financial information
20.4.1 Statement that the historical financial information has been audited;	pp. 95 to 96 and pp. 70 to 71	p. 49-50
20.4.2 Other information audited by the auditors;	p. 180	p. 4
20.4.3 Source of financial information not from the issuer’s audited financial statements and statement that the data is unaudited.	Not applicable	p. 14-15
20.5 Age of the latest financial information	Not applicable	Not applicable
20.6 Interim and other financial information
20.6.1 Quarterly or half yearly financial information since the date of the last audited financial statements and auditor’s report.	Not applicable	pp. 25 to 50
20.7 Dividend distribution policy	p. 7; pp. 58 to 59; p. 91	p. 22
20.8 Legal and arbitration proceedings	pp. 63 to 65 ; pp. 93 to 94 and p. 130 to 132	p. 64
20.9 Significant change in the financial or trading position.	p. 110	p. 35 ; pp.51 to 54 ; p. 64-65
21. ADDITIONAL INFORMATION
21.1 Share Capital
21.1.1 The amount of issued capital and additional information:	p. 102	See RD
a) Number of shares authorized;	p. 102; p. 107	p. 57 and 58

[33]	The following are also included by reference in this update to address this entry:

— the Company’s consolidated statements for the financial year ended 31 December, 2004, and the statutory auditor’s report on those statements as presented on pages 10 to 58 of the Reference Document filed with the Autorité des marchés financiers on 19 April, 2005 under the number D.05-0481;

— the Company’s consolidated statements for the financial year ended 31 December, 2003, and the statutory auditor’s report on those statements as presented on pages 16 to 54 of the Reference Document filed with the Autorité des marchés financiers on 9 April, 2004 under number D.04-0460 and in its update filed on 6 May, 2004 under number D.04-0460-A01.

Reference
Document
(Document de
Appendix I of EC Regulation No. 809/2004 of 29 April, 2004	Référence)	Update Document
b) Number of shares issued and fully paid and issued but not fully paid;	p. 102	See RD
c) Par value per share, and	p. 102	p. 56-57
d) A reconciliation of the number of shares outstanding at the beginning and end of the year.	p. 105	See RD
21.1.2 Existence of shares not representing capital;	Not applicable	Not applicable
21.1.3 The number, book value and face value of shares in the issuer held by or on behalf of the issuer;	pp. 89 to 102	p. 55
21.1.4 The amount of convertible securities, exchangeable securities or securities with warrants with an indication of the conditions governing and the procedures for conversion, exchange or subscription;
	p. 48 and 49; pp. 56 and 58; pp. 102 to 103; pp. 151 to 154;	p. 59 to 61
21.1.5 Information about and terms of any acquisition rights and or obligations over authorized but unissued capital or an undertaking to increase the capital;	pp. 154 to 155	p. 58
21.1.6 Information about any capital of any member of the group which is under option or agreed conditionally or unconditionally to be put under option and details of such options including those persons to whom such options relate.
	Not applicable to exception to 21.1.4 above	See RD
21.1.7 A history of share capital, highlighting information about any changes, for the period covered by the historical financial information.	p. 105	See RD
21.2 Memorandum and Articles of Association
21.2.1 Issuer’s objectives and purpose.	p. 98	See RD
21.2.2 A summary of any provisions of the issuer’s articles of association, statutes, charter or bylaws with respect to the members of the administrative, management and supervisory bodies.	pp. 157 to 161	See RD
21.2.3 Rights, preferences and restrictions attaching to each class of the existing shares.	p. 98-99	See RD
21.2.4 Action that is necessary to change the rights of holders of the shares, indicating where the conditions are more significant than is required by law	Not applicable	Not applicable
21.2.5 Conditions governing the manner in which annual general meetings and extraordinary general meetings of shareholders are called including the conditions of admission.	p. 99	See RD
21.2.6 Provisions of the issuer’s articles of association, statutes, charter or bylaws that would have an effect of delaying, deferring or preventing a change in control of the issuer.	Not applicable	Not applicable
21.2.7 Articles of association, statutes, charter or bylaw provisions, if any, governing the ownership threshold above which shareholder ownership must be disclosed.	p. 99	See RD
21.2.8 Conditions imposed by the memorandum and articles of association statutes, charter or bylaw governing changes in the capital, where such conditions are more stringent than is required by law.	Not applicable	Not applicable
22. MATERIAL CONTRACTS	p. 53 and 54 ; pp. 65 to 69; p. 130 and p. 171 to 175	See RD
23. THIRD PARTY INFORMATION AND STATEMENT BY EXPERTS AND DECLARATIONS OF ANY INTEREST
23.1 Expert report.	Not applicable	Not applicable
23.2 Confirmation that information from third parties has been accurately reproduced and identification of the source(s) of the information.	p. 2 cover	p. 4
24. DOCUMENTS ON DISPLAY	p. 98 ; p. 195	See RD
25. INFORMATION ON HOLDINGS	p. 52; pp. 83 to 83; p. 88; pp. 107 to 108 ; pp. 120 to 122; p. 129	p.10 ; p. 51 ; p. 64

In accordance with Article 28 of European Regulation (EC) No. 809-2004 of 29 April 2004, the following information is incorporated by reference:
— the consolidated financial statements of the Company for the year ended 31 December 2005 and the report of the statutory auditors as presented on pages 11 to 70 of the Reference Document filed with the AMF on 27 March 2006 under number D.06-0159;
— the consolidated financial statements of the Company for the year ended 31 December 2004 and the report of the statutory auditors as presented on pages 10 to 58 of the Reference Document filed with the AMF on 19 April 2005 under number D.05-0481; and
— the consolidated financial statements of the Company for the year ended 31 December 2003 and the report of the statutory auditors as presented on pages 16 to 54 of the Reference Document filed with the AMF on 9 April 2004 under number D.04-0460 and in its update filed 6 May 2004 under number D.04-0460-A01.
The sections of documents D.05-0481, D.04-0460 and D.04-0460-A01 which are not incorporated by reference are either not significant for investors, or else covered in another section of the Reference Document or in this Update Document.